SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on March 31, 2012 and March 31, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

ALTO PALERMO S.A. (APSA)

Free translation of the
 Consolidated Financial Statements
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

ALTO PALERMO S.A. (APSA)

Moreno 877 – 22º Floor – Autonomous City of Buenos Aires

Unaudited Financial Statements for the nine-month period
ended March 31, 2012
Fiscal year No. 122 beginning on July 1, 2011
Presented comparatively
In thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial Statements)
Free translation from the original prepared in spanish for publication in Argentina

Principal Activity:	Real estate investment and development

Dates of registration with the
Public Registry of Commerce:

- Of the By-laws:	August 29,1889

- Of last amendment:	January 16, 2008

Registration number with the
Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 – 1° Floor– Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent
Company on the equity:	94.87% (See Note 8.j to the Unaudited Basic Financial Statements)

	CAPITAL STATUS (Note 4 to the Unaudited Basic Financial Statements)
Type of stock	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,259,886,188	125,989

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2012 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)		03.31.12 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	124,354	24,620	Trade accounts payable (Note 4.i)	89,456	83,830
Other investments, net (Note 4.b)	141,084	150,328	Short-term debt (Note 4.j)	66,448	121,615
Account receivable, net (Note 4.c)	228,605	200,404	Salaries and social security payable (Note 4.k)	17,163	24,061
Other receivables and prepaid expenses, net (Note 4.d)	128,247	96,307	Taxes payable (Note 4.l)	113,002	102,053
Inventory (Note 4.e)	11,269	35,570	Customer advances (Note 4.m)	142,678	131,011
Total Current Assets	633,559	507,229	Dividends payable (Note 4.n)	3,128	-
			Other liabilities (Note 4.o)	21,678	56,217
			Total Debts	453,553	518,787
			Provisions (Note 4. p)	-	267
			Total Current Liabilities	453,553	519,054

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 4.i)	16	47
NON-CURRENT ASSETS			Long-term debt (Note 4.j)	657,231	615,503
Account receivable, net (Note 4.c)	3,192	562	Taxes payable (Note 4.l)	26,346	26,902
Other receivables and prepaid expenses, net (Note 4.d)	63,760	59,681	Customer advances (Note 4.m)	111,244	95,021
Inventory (Note 4.e)	33,048	26,753	Other liabilities (Note 4.o)	9,104	11,467
Fixed assets, net (Note 4.f)	1,485,673	1,504,230	Total Debts	803,941	748,940
Other investments, net (Note 4.b)	197,785	212,476	Provisions (Note 4.p)	12,896	12,829
Intangible assets, net (Note 4.g)	48,501	42,226	Total Non-Current Liabilities	816,837	761,769
Subtotal Non-Current Assets	1,831,959	1,845,928	Total Liabilities	1,270,390	1,280,823
Negative goodwill, net (Note 4.h)	(13,048)	(27,179)	Minority interest	144,055	138,202
Total Non-Current Assets	1,818,911	1,818,749	SHAREHOLDERS’ EQUITY	1,038,025	906,953
Total Assets	2,452,470	2,325,978	Total Liabilities and Shareholders’ Equity	2,452,470	2,325,978

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income
For the nine months periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 3)	03.31.11 (Notes 1 and 3)
Revenues:
Leases and services	635,303	483,470
Consumer financing	4,168	65,782
Other	32,151	83,059
Total revenues	671,622	632,311
Costs:
Leases and services	(114,573)	(119,732)
Consumer financing	(1,814)	(22,631)
Other	(27,678)	(60,075)
Total costs	(144,065)	(202,438)
Gross profit:
Leases and services	520,730	363,738
Consumer financing	2,354	43,151
Other	4,473	22,984
Total gross profit	527,557	429,873
Selling expenses	(35,962)	(56,169)
Administrative expenses	(64,614)	(56,114)
Gain from recognition of inventories at net realizable value	8,553	11,281
Net income from retained interest in securitized receivables	-	4,707
Subtotal	(92,023)	(96,295)
Operating income	435,534	333,578
Net income on equity investees	7,906	6,061
Amortization of negative goodwill, net	1,603	535
Financial gain (loss) generated by assets:
Interest	12,128	12,470
Foreign currency exchange gain	12,192	10,524
Other holding results	21,518	(20,745)
Subtotal	45,838	2,249
Financial loss generated by liabilities:
Interest	(50,462)	(57,320)
Foreign currency exchange loss	(44,325)	(21,684)
Other holding results	(3,752)	-
Subtotal	(98,539)	(79,004)
Total financial results, net (Note 4.q)	(52,701)	(76,755)
Other income (expenses), net (Note 4.r)	(2,323)	9,704
Income before taxes and minority interest	390,019	273,123
Income tax expense	(138,160)	(78,317)
Minority interest	(9,772)	(4,553)
Net income for the period	242,087	190,253
Basic net income per share (Note 3.p) to the Unaudited Basic Financial Statements)	0.1922	0.1750
Diluted net income per share (Note 3.p) to the Unaudited Basic Financial Statements)	0.0992	0.0854

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)
For the nine months periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 3)	03.31.11 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	145,552	53,422
Cash and cash equivalents as of the end of the period	180,577	209,727
Increase in cash and cash equivalents	35,025	156,305
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	242,087	190,253
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation of fixed assets	82,125	84,944
Impairment of fixed assets	-	285
Income on equity investments	(7,906)	(6,061)
Amortization of intangible assets	3,162	4,353
Amortization of negative goodwill, net	(1,603)	(535)
(Gain) Loss on intangible assets sold	(536)	7,548
Loss on fixed assets retired	-	3,474
Net carrying value of fixed assets sold	1,178	-
Charge for tax on personal assets of shareholders	134	238
Charge of provision for contingencies, net	398	3,047
Allowance for doubtful accounts, net	3,229	6,884
Net loss from retained interest in securitized receivables	-	(4,707)
Provision for Directors’ fees, net	7,421	9,646
Minority interest	9,772	4,553
Income tax	138,160	78,317
Financial results	82,897	89,834
Other financial results	(16,004)	-
Long-term incentive program reserve	2,192	-
Gain for recognition of inventories at net realizable value	(8,553)	(11,281)
Net income from sales of real estate property	(3,686)	(19,332)
Increase of intangible assets	(2,697)	(2,524)
Changes in operating assets and liabilities:
Increase in accounts receivable	(33,025)	(90,858)
Increase in other receivables and prepaid expenses	(4,919)	(11,109)
Decrease in inventory	31,156	38,330
Increase in trade accounts payable	12,409	12,191
Increase in customer advances	27,319	37,702
Decrease in taxes payable	(128,319)	(89,324)
Decrease in salaries and social security payable	(6,947)	(1,886)
Decrease in provision for contingencies	(598)	(2,187)
Decrease in other liabilities	(11,380)	(7,833)
Net cash provided by operating activities	417,466	323,962

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)
For the nine months periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina.

	03.31.12 (Notes 1 and 3)	03.31.11 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
(Outflows) Inflows of cash by acquisition/ sale of subsidiaries	(6,644)	68,616
Acquisition of fixed assets	(50,206)	(35,085)
Increase in current investments	(46,673)	(2,616)
Purchase of TGLT´s shares	(2,650)	(48,378)
Purchase option Arcos del Gourmet S.A.’ s shares	-	(1,217)
Loans granted to related parties	(41,060)	(72,138)
Collection of receivables from related parties	4,334	16,426
Acquisition of undeveloped parcels of land and other real estate	-	(90)
Net cash used in investing activities	(142,899)	(74,482)
CASH FLOWS FROM FINANCING ACTIVITIES
(Payment of) Proceeds from overdrafts	(48,204)	69,564
Cash from minority shareholders’ capital contributions to subsidiaries	1,831	812
Payment of seller financing of shares	(19,879)	(4,346)
Payment of interests of Non-Convertible Notes	(34,181)	(44,227)
Proceeds from issuance of short-term debt	-	40,000
Proceeds from short-term and long-term debts	-	5,190
Payment of dividends	(117,054)	(113,000)
Payment of related parties interests	(4,794)	-
Payment of Non-Convertible Notes	(19,882)	(45,114)
Dividends paid to minority shareholders	(4,316)	(2,054)
Reimbursement of dividends	6,937	-
Net cash used in financing activities	(239,542)	(93,175)
INCREASE IN CASH AND CASH EQUIVALENTS	35,025	156,305

(1)	Includes cash and banks and investments with a short-term realization. See Note 2.2.1 to the Unaudited Basic Financial Statements

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)
For the nine months periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	(1)	03.31.12	(2)	03.31.11
Supplemental cash flow information
Income tax		122,352		66,444
Non-cash activities:
Decrease in short and long-term debt through an increase in shareholders´equity		38		61,240
Decrease in account receivable, net		646		-
Decrease in other receivables and prepaid expenses, net		8,025		-
Decrease in equity investments		16,004		-
Decrease in trade accounts payable		(7,345)		-
Decrease in other liabilities		(17,330)		-
Decrease in other investments through an increase in inventory		-		64,150
Decrease in inventory through an increase in fixed assets		-		9,264
Increase in investments through an increase on other liabilities		-		16,004
Decrease in inventory through a decrease in customer advances		-		1,920
Increase in investments through a decrease in other receivables and prepaid expenses		-		193
Decrease in Intangible assets through a decrease in trade accounts payable		1,153		-
Dividends distribution, not yet cancelled		-		130,825
Increase in fixed assets through a decrease in intangible assets		2,070		-

	(1)	03.31.12	(2)	03.31.11
Acquisition/sale of equity investee in subsidiary company
Accounts receivable		(1,307)		254,345
Other receivables and prepaid expenses		(1,308)		28,606
Investments		-		138,930
Fixed assets		(11,885)		(92,022)
Intangibles assets		(9,427)		-
Short and long-term debt		-		(91,173)
Trade accounts payable		1,684		(174,102)
Customer advances		571		-
Salaries and social security payable		49		(10,703)
Provisions		-		214
Taxes payable		418		(10,084)
Other liabilities		64		(62)
Total non-cash unconsolidated net assets acquired		(21,141)		43,949
Cash and cash equivalents acquired		(691)		(1,139)
Total unconsolidated net assets acquired		(21,832)		42,810
Minority interest		(1,434)		-
Goodwill		(12,598)		7,827
Subsidiary companies sale/acquisition value		(35,864)		50,637
Impairment and sale of investment (Tarshop S.A.)		-		(15,326)
Remaining investment in Tarshop S.A.		-		(28,968)
Cash and cash equivalents acquired		691		1,139
Amount financed by the sellers		26,991		53,896
Cash in advance		1,538		7,238
(Outflows) Inflows of cash by acquisition/sale of subsidiaries		(6,644)		68,616

(1) Relates to the acquisition of 50% of Nuevo Puerto Santa Fe S.A. and to the acquisition of 8.185% of Arcos del Gourmet S.A.
(2) Relates to the acquisition of Soleil Factory, to the acquisition of 50% of Apsamedia S.A. and to the sale of 80% of Tarshop S.A.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011.
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

Alto Palermo S.A. (APSA), here in after the “Company” “APSA” has consolidated its Balance Sheets as of  March 31, 2012 and June 30, 2011, the Statements of Income and Cash Flow for the nine-month periods ended March 31, 2012 and 2011 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The company APSAMEDIA S.A. has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, up to December 31, 2010. As from January 1, 2011 the consolidation was made line for line as described in Note 8.k) to the Unaudited Basic Financial Statements.

The company Nuevo Puerto de Santa Fe S.A. has been consolidated using the proportional consolidation method in accordance with Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The company Torodur S.A. has been considered an integrated entity. See Note 2.2 to the Unaudited Basic Financial Statements.

As of March 31, 2011 the Unaudited Statement of Income and the Unaudited Statement of Cash Flows include results and cash flows, respectively, for the two-month period in which APSA still held control on Tarshop S.A. as from the sale, results generated from the remaining investment are disclosed under caption Net income on equity investees.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: (Continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Unaudited Statements of Income and Cash Flows as of March 31, 2011.

Caption	Issued Financial Statements as of 03.31.11 Ps.	Tarshop S.A. as of 03.31.11 Ps.	Financial Statements considering the sale of 03.31.11 Ps.
Revenues	632,311	(53,887)	578,424
Costs	(202,438)	18,032	(184,406)
Gross profit	429,873	(35,855)	394,018
Operating Income	333,578	(17,644)	315,934
Net income on equity investees	6,061	17,525	23,586
Net income for the period	190,253	-	190,253

Net cash provided by operating activities	323,962	22,002	345,964
Net cash used in investing activities	(74,482)	101	(74,381)
Net cash used in financing activities	(93,175)	(28,553)	(121,728)

COMPARATIVE INFORMATION

The comparative information at June 30, 2011 and March 31, 2011 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	03.31.12	03.31.11
Torodur S.A. (2)	100	-	03.31.12
Emprendimiento Recoleta S.A.	53.684	53.684	03.31.12
Shopping Neuquén S.A.	98.144	98.144	03.31.12
Fibesa S.A.	99.99996	99.99996	03.31.12
Conil S.A.	100	100	03.31.12
Panamerican Mall S.A.	80	80	03.31.12
Arcos del Gourmet S.A. (4)	88.185	80	03.31.12
Apsamedia S.A. (1)	100	100	03.31.12
Nuevo Puerto Santa Fe S.A. (3)	50	-	03.31.12

(1) See Note 8.k) to the Unaudited Basic Financial Statements.
(2) On June 13, 2011 a direct interest in Torodur S.A was acquired. See Note 8.o) to the Unaudited Basic Financial Statements.
(3) 33.33% direct and 16.66% indirect through its interest in Torodur S.A.. See Note 8.p) to the Unaudited Basic Financial Statements.
(4) See Note 8.a) to the Unaudited Basic Financial Statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a. Revenue Recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has or has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

Lease agent operations

Fibesa S.A., company in which APSA has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

b. Investments

b.1 Notes

Investment in Notes issued by Cresud S.A.C.I.F. y A. has been valued at its nominal value, because they will be kept by the Company until maturity. The values thus obtained do not significantly differ from those that may have been obtained if valued based on the best possible estimate of the discounted amount to be collected using the respective internal rate of return estimated upon capitalization.

c. Intangible asset

c.1. Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.e), after the opening of the shopping center.

c.2. Pre operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the period / year end.

d. Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the period / year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a) Cash and banks:
	03.31.12	06.30.11
Cash in local currency	830	520
Cash in foreign currency	230	202
Bank accounts in local currency	17,458	10,814
Bank accounts in foreign currency	105,836	13,084
Total cash and banks	124,354	24,620

b) Other investments, net:
	03.31.12	06.30.11
Current
Mutual funds in local currency (ii)	81,872	26,646
Mutual funds in foreign currency (i)	47,723	120,590
Non convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	10,948	2,569
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	483	477
Interest receivable – Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	58	46
Total	141,084	150,328
Non-current
Undeveloped parcels of land:
- Caballito plot of land	36,889	36,889
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Air Space Soleil Factory	6,676	6,676
- Other real estate	3,091	3,091
Non convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	-	7,706
Other investments	56	56
Subtotal	92,849	100,555
Equity investments in companies:
Tarshop S.A.	45,991	54,088
TGLT S.A.	58,945	56,295
Shares´ purchase advances	-	1,538
Subtotal	104,936	111,921
Total	197,785	212,476
Total other investments, net	338,869	362,804

(i) Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii) As of March 31, 2012 and June 30, 2011 include Ps. 8,500 and Ps. 342, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

c) Accounts receivable, net:
	03.31.12	06.30.11
Current
Checks to be deposited	121,140	86,990
Leases and services receivable	62,070	68,185
Debtors under legal proceedings	43,600	40,352
Pass-through expenses receivable	31,551	18,953
Consumer financing receivables	12,184	70,248
Notes receivable	8,560	5,987
Related parties (Note 5)	3,930	4,711
Receivables with collections agents	4,727	4,869
Credit cards receivable	830	497
Mortgages receivable	253	647
Receivable from sale of fixed assets	-	4,034
Allowance for doubtful accounts	(60,240)	(105,069)
Total	228,605	200,404

Non-current
Notes receivable	2,083	-
Leases and services receivable	661	448
Mortgages receivable	439	114
Pass-through expenses receivable	9	-
Total	3,192	562
Total accounts receivable, net	231,797	200,966

d) Other receivables and prepaid expenses, net:
	03.31.12	06.30.11
Current
Related parties (Note 5)	54,788	27,748
Prepaid expenses	35,459	25,111
Value Added Tax (VAT) – receivable	18,214	26,168
Prepaid services	12,005	7,046
Other tax credits – Gross revenue tax	1,569	1,750
Other tax credits	3,809	3,314
Guarantee deposits	308	159
Loans granted	517	229
Refunds receivable	-	4,278
Income tax credits, net	128	7
Others	1,450	497
Total	128,247	96,307

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	03.31.12	06.30.11
Non-current
Value Added Tax (VAT) – receivable	38,504	47,579
Imputed interest of non-current receivables	(7,310)	(10,943)
Deferred tax assets	21,319	12,231
Deferred tax allowance	(378)	(354)
Minimum Presumed Income Tax (MPIT)	3,867	4,778
Prepaid expenses	2,411	2,121
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Guarantee deposits	460	35
Expenses to be accrued	2,366	1,699
Reimbursements receivable	521	863
Other tax credits	1,323	1,074
Others	677	598
Total	63,760	59,681
Total other receivables and prepaid expenses, net	192,007	155,988

e) Inventory:
	03.31.12	06.30.11
Current
Torres Rosario under construction	7,476	4,206
Rosario plot of land	-	25,511
Others	2,595	2,816
Torres Rosario	1,198	3,037
Total	11,269	35,570

Non-current
Units to be received Beruti (Note 5)	23,608	23,309
Torres Rosario	882	-
Torres Rosario under construction	8,558	3,444
Total	33,048	26,753
Total inventory	44,317	62,323

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

f) Fixed assets, net:
	03.31.12	06.30.11
Properties:
Shopping Centers:
Dot Baires	522,130	531,507
Abasto	146,492	152,266
Alto Palermo	99,128	114,674
Patio Bullrich	77,431	82,702
Soleil Factory	65,042	66,266
Mendoza Plaza	74,653	77,823
Alto Rosario	76,551	78,764
Alto Avellaneda	55,918	61,977
Paseo Alcorta	61,855	65,197
Córdoba Shopping - Villa Cabrera	62,224	65,538
Alto NOA	18,912	20,350
Buenos Aires Design	7,035	7,833
La Ribera Shopping	12,110	-
Other properties	19,370	17,783
Offices	226	239
Dot Baires Offices	95,682	98,116
Shopping Center Neuquén Project (Note 8.a))	7,444	6,861
Units to be received Beruti (Note 5)	9,264	9,264
Facilities	71	80
Suppliers advances	17,042	11,151
Furniture, fixture and equipment	11,380	13,754
Computer equipment	2,194	1,539
Software	1,008	1,172
Leasehold improvements	115	235
Vehicles	8	13
Work in progress:
Dot Baires	1,163	1,617
Buenos Aires Design	542	202
Alto Rosario	328	354
Patio Bullrich	1,198	394
Paseo Alcorta	3,244	1,604
Abasto	3,584	2,212
Alto Avellaneda	2,157	2,288
Alto NOA	137	52
Alto Palermo	1,071	671
Mendoza Plaza	898	803
Córdoba Shopping - Villa Cabrera	1,620	632
Soleil Factory	8,060	2,448
Arcos del Gourmet	6,797	-
Neuquén Project	8,888	4,467
Offices	2,701	1,382
Total fixed assets, net	1,485,673	1,504,230

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

g) Intangible assets, net:
	03.31.12	06.30.11
Preoperating expenses	18,875	21,056
Arcos del Gourmet S.A.´s concession	29,388	20,873
Trademarks	238	297
Total intangible assets, net	48,501	42,226

h) Negative goodwill, net:
	03.31.12	06.30.11
Arcos del Gourmet S.A.	6,259	-
Nuevo Puerto Santa Fe S.A	6,339	-
Conil S.A.	506	506
Soleil Factory	(13,592)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,339)	(7,815)
Mendoza Plaza Shopping S.A.	(5,090)	(5,335)
Emprendimiento Recoleta S.A.	(131)	(186)
Total negative goodwill, net	(13,048)	(27,179)

i) Trade accounts payable:
	03.31.12	06.30.11
Current
Suppliers	36,470	26,036
Accruals	48,559	46,471
Related parties (Note 5)	4,070	10,585
Others	357	738
Total	89,456	83,830

Non-current
Suppliers	16	47
Total	16	47
Total trade accounts payable	89,472	83,877

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

j) Short-term and long-term debt:
	03.31.12	06.30.11
Current
- Banks
Overdrafts	6,633	54,837
Accrued bank interests	9	496
Subtotal	6,642	55,333
- Financial
Non-Convertible Notes (Note 5)	19,883	39,766
Accrued interest on Non-Convertible Notes (Note 5)	15,201	5,176
Seller financing of Arcos del Gourmet S.A.	10,558	8,900
Accrued interest on Convertible Notes (Note 5)	2,857	5,864
Deferred debt costs	(458)	(483)
Seller financing of Soleil Factory goodwill	2,073	4,714
Related parties (Note 5)	-	2,345
Seller financing of Nuevo Puerto Santa Fe S.A.	9,692	-
Subtotal	59,806	66,282
Total	66,448	121,615

Non-current
- Financial
Non-Convertible Notes	481,690	452,100
Convertible Notes (Note 5)	139,018	130,515
Seller financing of Soleil Factory goodwill	36,842	35,125
Seller financing of Arcos del Gourmet S.A.	1,577	-
Deferred debt costs	(1,896)	(2,237)
Total	657,231	615,503
Total short-term and long-term debt	723,679	737,118

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

k) Salaries and social security payable:
	03.31.12	06.30.11
Provision for vacation, bonuses and others	13,626	20,077
Social security payable	2,468	3,300
Others	1,069	684
Total salaries and social security payable	17,163	24,061

l) Taxes payable:
	03.31.12	06.30.11
Current
Provision for Income tax, net	82,245	66,163
Other taxes payable	1,497	1,058
Value Added Tax (VAT) – payable	16,430	15,391
Income tax withholdings	679	4,955
Other tax withholdings	3,952	3,444
Gross revenue tax withholdings	4,165	3,626
Tax amnesty plan for income tax payable	1,910	1,759
Tax amnesty plan for municipality taxes payable	1,507	1,321
Tax amnesty plan for gross revenue tax payable	345	358
MPIT, net	272	300
Interest payable on tax debt	-	3,678
Total	113,002	102,053

Non-current
Tax amnesty plan for income tax payable	15,935	17,386
Deferred income tax	6,481	7,310
Other taxes payable	3,930	2,206
Total	26,346	26,902
Total taxes payable	139,348	128,955

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

m) Customer advances:
	03.31.12	06.30.11
Current
Admission rights	73,899	60,580
Lease advances	41,133	33,925
Advance for sale of Rosario plot of land and torres Rosario	7,818	18,595
Customer advances	19,066	16,299
Guarantee deposits	675	1,612
Related parties (Note 5)	87	-
Total	142,678	131,011

Non-current
Admission rights	83,535	66,885
Lease advances	25,567	27,359
Guarantee deposits	2,142	777
Total	111,244	95,021
Total customer advances	253,922	226,032

n) Dividends payable:
	03.31.12	06.30.11
Dividends payable (Note 5)	3,128	-
Total dividends payable	3,128	-

o) Other liabilities:
	03.31.12	06.30.11
Current
Related parties (Note 5)	12,332	28,290
Other liabilities	-	16,004
Accrual for Directors’ fees net of advances (Note 5)	7,421	10,104
Withholdings and guarantee deposits	764	515
Below market leases	413	435
Contributed leasehold improvements	266	332
Others	482	537
Total	21,678	56,217

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                      (Continued)

	03.31.12	06.30.11
Non-current
Contributed leasehold improvements	8,970	9,170
Other liabilities – Higher Investment value	122	2,285
Directors’ guarantee deposits (Note 5)	12	12
Total	9,104	11,467
Total other liabilities	30,782	67,684

p) Provisions:
	03.31.12	06.30.11
Current
Provision for contingencies	-	267
Total	-	267

Non-current
Provision for contingencies	12,896	12,829
Total	12,896	12,829
Total Provisions	12,896	13,096

q) Financial results, net:
	03.31.12	03.31.11
Generated by assets:
Interest income from past-due receivables	5,566	4,391
Effect on the present value accounting	3,640	3,676
Other interest	1,399	716
Results from financial investments (Note 5)	1,523	3,687
Subtotal interest	12,128	12,470
Foreign currency exchange gain	12,192	10,524
Other holding results	21,518	(20,745)
Financial gain generated by assets	45,838	2,249

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 4: (Continued)

	03.31.12	03.31.11
Generated by liabilities:
Financial expenses (Note 5)	(48,000)	(54,728)
Interest on taxes payable	(2,347)	(2,464)
Other interest	(115)	(128)
Subtotal interest	(50,462)	(57,320)
Foreign currency exchange loss	(44,325)	(21,684)
Loss from derivative financial instruments	(1,039)	-
Loss from update of advances for leases	(2,713)	-
Subtotal other holding results	(3,752)	-
Financial loss generated by liabilities	(98,539)	(79,004)
Total financial results, net	(52,701)	(76,755)

r) Other income (expenses), net:
	03.31.12	03.31.11
Sale of customer relationships and transfer of portfolio of Apsamedia S.A.	-	12,909
Sale of Apsamedia S.A.´s fixed assets	-	(313)
Donations (Note 5)	(3,982)	(526)
Recovery of provisions	1,221	-
Tax on personal assets of shareholders (Note 5)	(134)	(238)
Charge for contingencies	732	(1,604)
Others	(160)	(524)
	(2,323)	9,704

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	03.31.12
	Investment- Current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Current Inventory/ Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long- term debt	Customer advances – Current	Dividends payable	Other liabilities - Current	Other liabilities - Non-current
Shareholders	-	-	-	-	-	-	-	-	(3,128)	-	-
Banco Hipotecario S.A. (2)	483	299	-	-	-	-	-	-	-	-	-
Cactus S.A. (1)	-	30	-	-	(3)	-	-	-	-	-	-
Canteras Natal Crespo S.A. (6)	-	1	-	-	-	-	-	-	-	-	-
Consultores Assets Management S.A. (4)	-	57	-	-	(5)	-	-	-	-	-	-
Consorcio Libertador (4)	-	1	-	-	(3)	-	-	-	-	-	-
Consorcio Torre Boston (4)	-	2	-	-	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	11,006	3	11,742	-	-	-	-	-	-	(12,221)	-
Cyrsa S.A. (6)	-	20	-	-	(4)	-	-	-	-	-	-
Directors	-	1	-	-	-	-	(4)	-	-	(7,421)	(12)
E-Commerce Latina S.A. (7)	-	20	-	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	(192)	-	-	-	-	-	-
Fundación IRSA (4)	-	14	-	-	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	77	-	-	(6)	-	-	-	-	-	-
Grainco S.A. (14)	-	-	977	-	-	-	-	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	(3)	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	1,039	36,771	-	(3,717)	(9,722)	(138,982)	-	-	(104)	-
Llao Llao Resorts S.A. (7)	-	-	-	-	(1)	-	-	-	-	-	-
Museo de los Niños (4)	-	1,617	-	-	(6)	-	-	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	(79)	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (13)	-	230	-	-	(48)	-	-	-	-	(7)	-
Personnel	-	-	3,458	-	-	-	-	-	-	-	-
Ritelco S.A. (7)	-	1	-	-	-	-	-	-	-	-	-
Solares de Santa María S.A. (7)	-	1	-	-	(2)	-	-	-	-	-	-
Tarshop S.A. (10)	-	517	1,785	-	(1)	-	-	(87)	-	-	-
Tyrus S.A. (5)	-	-	55	-	-	-	-	-	-	-	-
TGLT S.A. (3)	-	-	-	32,872	-	-	-	-	-	-	-
Total	11,489	3,930	54,788	32,872	(4,070)	(9,722)	(138,986)	(87)	(3,128)	(19,753)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	06.30.11
	Investment- Current	Investment – Non-Current	Accounts receivable, net- Current	Other receivables and prepaid expenses, net – Current	Current Inventory / Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long-term debt	Other liabilities - Current	Other liabilities - Non-current
Banco Hipotecario S.A. (2)	477	-	225	-	-	-	-	-	-	-
Cactus S.A. (1)	-	-	25	-	-	(3)	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-
Consorcio Torre Boston (4)	-	-	1	-	-	-	-	-	-	-
Consultores Assets Management S.A. (4)	-	-	11	-	-	(5)	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	2,615	7,706	6	11,455	-	(61)	-	-	(10,872)	-
Cyrsa S.A. (6)	-	-	172	-	-	(1,097)	-	-	-	-
Directors	-	-	2	-	-	-	(2)	(41)	(10,104)	(12)
E-Commerce Latina S.A. (7)	-	-	20	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(783)	-	-	-	-
Fundación IRSA (4)	-	-	5	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	-	1,856	12	-	(2,865)	(19,228)	(130,444)	(88)	-
Llao Llao Resorts S.A. (7)	-	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (4)	-	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(146)	-	-	-	-
Personnel	-	-	-	2,515	-	-	-	-	-	-
Solares de Santa María S.A. (7)	-	-	2	-	-	(2)	-	-	-	-
Tarshop S.A. (10)	-	-	547	13,715	-	(5,533)	-	-	(17,330)	-
Tyrus S.A. (7)	-	-	-	51	-	-	-	-	-	-
TGLT S.A. (3)	-	-	-	-	32,573	-	(2,345)	-	-	-
Total	3,092	7,706	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	(38,394)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

	03.31.12
Company	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	(134)	-
Cresud S.A.C.I.F. y A. (5)	-	-	-	-	-	(34,180)
Directors	-	(26,331)	-	(1)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	(4,616)	432	(11,082)	-	1,304
Estudio Zang, Bergel y Viñes (8)	-	(1,844)	-	-	-	-
Fundación IRSA (4)	-	-	-	-	(737)	-
Tarshop S.A. (10)	1,596	-	-	-	-	-
Inversiones Financieras del Sur S.A. (11)	-	-	71	-	-	-
TGLT S.A. (3)	-	-	-	(47)	-	-
Total	1,596	(32,791)	503	(11,130)	(871)	(32,876)

	03.31.11
Company	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	(238)	-
Cresud S.A.C.I.F. y A. (5)	-	-	-	(1,177)	-	(29,215)
Directors	-	(21,682)	-	(3)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	(3,972)	1,660	(14,916)	-	887
Parque Arauco S.A. (12)	-	-	-	(315)	-	-
Personnel	-	-	192	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	(1,744)	-	-	-	-
Fundación IRSA (4)	-	-	-	-	(213)	-
Tarshop S.A. (10)	1,042	-	80	-	-	-
Inversiones Financieras del Sur S.A. (11)	-	-	460	-	-	-
TGLT S.A. (3)	-	-	-	(20)	-	-
Total	1,042	(27,398)	2,392	(16,431)	(451)	(28,328)
1.             Subsidiary of Cresud S.A.C.I.F. y A..
2.             Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.             Equity investee of APSA.
4.             Related to  IRSA Inversiones y Representaciones Sociedad Anónima.
5.             Parent company of IRSA Inversiones y Representaciones Sociedad Anónima.
6.             Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.             Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.             Related to the Board of Directors.
9.             Parent company..
10.             Subsidiary, later equity investee. See Note 8.i) to the Unaudited Basic Financial Statements.
11.             Shareholder of Cresud S.A.C.I.F. y A..
12.             Shareholder up to October 15, 2010.
13.             Joint venture.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:                      SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.12	Total as of 03.31.11
Revenues	635,303	4,168	32,151	671,622	-	671,622	632,311
Costs	(114,573)	(1,814)	(27,678)	(144,065)	-	(144,065)	(202,438)
Total gross profit as of 03.31.12	520,730	2,354	4,473	527,557	-	527,557	-
Total gross profit as of 03.31.11	363,738	42,556	22,984	429,278	595	-	429,873
Expenses:
Selling expenses	(34,915)	381	(1,428)	(35,962)	-	(35,962)	(56,169)
Administrative expenses	(64,261)	(269)	(84)	(64,614)	-	(64,614)	(56,114)
Gain from recognition of inventories at net realizable value	-	-	8,553	8,553	-	8,553	11,281
Net income from retained interest in securitized receivables	-	-	-	-	-	-	4,707
Operating income 03.31.12	421,554	2,466	11,514	435,534	-	435,534	-
Operating income 03.31.11	285,132	15,912	31,939	332,983	595	-	333,578
Net income on equity investees	-	7,906	-	7,906	-	7,906	6,061
Amortization of goodwill, net	1,603	-	-	1,603	-	1,603	535
Financial results, net	(56,519)	3,756	62	(52,701)	-	(52,701)	(76,755)
Other income (expenses), net:	(2,782)	459	-	(2,323)	-	(2,323)	9,704
Income before taxes and minority interest 03..31.12	363,856	14,587	11,576	390,019	-	390,019	-
Income before taxes and minority interest 03.31.11	229,132	11,997	31,994	273,123	-	-	273,123
Income tax expense	(134,662)	555	(4,053)	(138,160)	-	(138,160)	(78,317)
Minority interest	(9,772)	-	-	(9,772)	-	(9,772)	(4,553)
Net income for the period 03.31.12	219,422	15,142	7,523	242,087	-	242,087	-
Net income for the period 03.31.11	149,786	15,764	24,703	190,253	-	-	190,253

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.12	Total as of 06.30.11
Depreciation and amortization 03.31.12– 9 months	85,262	17	-	85,279	-	85,279	-
Depreciation and amortization 06.30.11 – 12 months	113,195	2,276	-	115,471	-	-	115,471
Acquisition of fixed assets and intangible assets 03.31.12– 9 months	78,345	-	-	78,345	-	78,345	-
Acquisition of fixed assets and intangible assets 06.30.11 – 12 months	99,612	3,003	-	102,615	-	-	102,615
Operating assets as of 03.31.12	1,843,168	15,023	42,250	1,900,441	118,530	2,018,971	-
Operating assets as of 06.30.11	1,708,232	26,198	60,268	1,794,698	120,932	-	1,915,630
Non operating assets as of 03.31.12	1,208,922	44,979	-	1,253,901	(820,402)	433,499	-
Non operating assets as of 06.30.11	1,100,411	22,510	-	1,122,921	(712,573)	-	410,348
Total assets as of 03.31.12	3,052,090	60,002	42,250	3,154,342	(701,872)	2,452,470	-
Total assets as of 06.30.11	2,808,643	48,708	60,268	2,917,619	(591,641)	-	2,325,978

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

• Leases and services: This segment includes the results of the Company's shopping centers, offices rental and advertising spaces.

• Consumer financing: This segment includes the results derived from granting consumer credits, credit cards and securitization of credits made by Tarshop S.A. and Apsamedia S.A. (see Note 1 and 8.b))

• Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS AND GUARANTEES GRANTED

As mentioned in Note 8.e), to secure the fulfillment of the concession agreement with Administration of railway infrastructure, Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October, 2011.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: SIGNIFICANT EVENTS

a) Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the Municipality) and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipality of Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén.  Lawyers’ fees shall be borne by Shopping Neuquén S.A., which although they have been established are not yet final. Nevertheless, by the end of 2011, an agreement was reached with some of those professionals on the fees to be paid for their intervention in the proceedings indicated above.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of Shopping Neuquén S.A.´s plots acquired to the Municipality. On November 2011, an updated schedule of works was filed, which as of the issuance date of these unaudited financial statements has not yet approved by the Municipality.

On April 15, 2011 Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A. purchased one of the plots of land of a mixed use commercial undertaking next to which Shopping Neuquén S.A. is building a shopping center. In that plot of land of 14,792.68 sqm, Gensar S.A. has agreed to build and operate a hypermarket, operated initially under the Coto brand. To such end Gensar S.A. was given possession of the above mentioned plot of land. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

b) Transactions of Apsamedia S.A. (formerly Metroshop S.A., which changed its legal name)

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i) Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii) The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii) All credit card customers or accounts and consumer loans.

iv) Lease agreements on certain branches and their personal property.

v) Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A: and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope to the following areas:

- Consumer credit marketing and financing
- Issuance and marketing of credit cards.
- Performance of any type of agency and representation.
- Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA S.A. under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-throughs in favor of the Original Holder.

The receivables assigned under trust amount to about Ps. 39,1 million, which were all allowed for. As from such assignment, APSAMEDIA S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

As from this three-month period, APSAMEDIA S.A. started to develop the leasing of advertising space business in the Company’s shopping centers.

c) Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million falling due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5 % p.a., payable in eight quarterly installments as from June 8, 2011.

d) Purchase of shares of Nuevo Puerto Santa Fe S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% periodic of Nuevo Puerto Santa Fe S.A. shares for USD 1.5 million (See Note 8.p) to the Unaudited Basic Financial Statements).

Additionally, Torodur S.A. will pay to the sellers, proportionally to the shares purchased, 16.66% of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto Santa Fe S.A. The latter will prepare them as a supplement to the price

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

e) Arcos del Gourmet

i) Restructuring of the concession agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with the Administration of railway infrastructure, transferring to such agency the rail wealth under the National Office of Property Management’s jurisdiction (NOPM), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 200 (plus VAT) until December 31, 2025, and Ps. 250 (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, the Company committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, the Company took other obligations related to works to be performed.

This agreement replaces the one subscribed with NOPM.

ii) Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which meeting approved the company's financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash.

As of the issuance date of these unaudited financial statements, the registration of these increases before the Public Registry of Commerce is pending.

ALTO PALERMO S.A. (APSA)

Free translation of the
Unaudited Financial Statements
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011

ALTO PALERMO S.A. (APSA)
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)		03.31.12 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a)	77,030	8,842	Trade accounts payable (Note 3.f and Exhibit I)	71,251	63,562
Other investments, net (Exhibits D and I)	85,913	121,119	Short-term debt (Note 3.g and Exhibit I)	63,063	118,555
Accounts receivable, net (Note 3.b and Exhibit I)	190,098	158,927	Salaries and social security payable (Note 3.h and Exhibit I)	13,360	17,241
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	98,610	62,871	Taxes payable (Note 3.i and Exhibit I)	100,003	92,554
Inventory (Note 3.d)	11,143	35,375	Customer advances (Note 3.j and Exhibit I)	123,435	114,137
Total Current Assets	462,794	387,134	Dividends payable (Note 3.k and Exhibit I)	3,128	-
			Other liabilities (Note 3.l and Exhibit I)	24,104	40,590
			Total Current Liabilities	398,344	446,639

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Accounts receivable, net (Note 3.b and Exhibit I)	2,704	553	Trade accounts payable (Note 3.f and Exhibit I)	16	47
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	17,626	5,596	Long-term debt (Note 3.g and Exhibit I)	657,231	615,503
Inventory (Note 3.d)	33,048	26,753	Taxes payable (Note 3.i and Exhibit I)	17,424	17,362
Equity investments, net (Exhibit C)	887,436	791,796	Customer advances (Note 3.j and Exhibit I)	98,576	80,899
Other Investments, net (Exhibit D)	91,201	91,201	Other liabilities (Note 3.l and Exhibit I)	61,594	43,696
Fixed assets, net (Exhibit A)	811,593	844,727	Total debts	834,841	757,507
Intangible assets, net (Exhibit B)	235	297	Provisions (Note 3.m and Exhibits E and I)	9,406	9,459
Subtotal Non-Current Assets	1,843,843	1,760,923	Total Non-Current Liabilities	844,247	766,966
Negative goodwill (Note 3.e)	(26,021)	(27,499)	Total Liabilities	1,242,591	1,213,605
Total Non-Current Assets	1,817,822	1,733,424	SHAREHOLDERS’ EQUITY (per related statement)	1,038,025	906,953
Total Assets	2,280,616	2,120,558	Total Liabilities and Shareholders’ Equity	2,280,616	2,120,558
The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 2)	03.31.11 (Notes 1 and 2)
Revenues:
Leases and services	515,086	400,092
Others	32,150	83,059
Total Revenues	547,236	483,151
Costs:
Leases and services (Exhibit H)	(79,689)	(83,073)
Others (Exhibit F)	(27,678)	(60,075)
Total Costs	(107,367)	(143,148)
Gross profit:
Leases and services	435,397	317,019
Others	4,472	22,984
Total gross profit	439,869	340,003
Selling expenses (Exhibit H)	(25,334)	(20,448)
Administrative expenses (Exhibit H)	(56,376)	(44,504)
Gain from recognition of inventories at net realizable value	8,553	11,281
Subtotal	(73,157)	(53,671)
Operating income	366,712	286,332
Net income on equity investees (Note 6)	68,669	40,092
Amortization of the negative goodwill, net	1,547	721
Financial gain (loss) generated by assets:
Interests	6,630	7,352
Foreign currency exchange gain	9,508	10,884
Other holding results	2,410	(7,275)
Subtotal	18,548	10,961
Financial gain (loss) generated by liabilities:
Interests	(54,738)	(57,974)
Foreign currency exchange loss	(43,901)	(21,614)
Other holding results	(1,039)	-
Subtotal	(99,678)	(79,588)
Total financial results, net (Note 3.n)	(81,130)	(68,627)
Other income (expenses), net (Note 3.o)	(3,579)	(771)
Income before taxes	352,219	257,747
Income tax expense (Note 12)	(110,132)	(67,494)
Net income for the period	242,087	190,253
Basic net income per share (Note 3.p)	0.1922	0.1750
Diluted net income per share (Note 3.p)	0.0992	0.0854
The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	Shareholders’ contributions				Long-term Incentive program Reserve (Note 14.b)	Reserved earnings
Items	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in capital	Total		Appraisal revaluation (Note 2,4.)	Voluntary reserve for general purposes	Legal reserve (Note 13)	Reserve for new developments	Retained earnings	Shareholders' equity
Balances as of 06.30.10	78,206	84,621	522,805	685,632	-	3,953	-	20,090	183	119,102	828,960
Distribution to legal reserve – Shareholders meeting as of 10.29.10	-	-	-	-	-	-	-	5,955	-	(5,955)	-
Distribution to voluntary reserve for general purposes - Shareholders meeting as of 10.29.10	-	-	-	-	-	-	147	-	-	(147)	-
Dividends distribution - Shareholders meeting as of 10.29.10	-	-	-	-	-	-	-	-	-	(113,000)	(113,000)
Conversion of Notes	47,755	-	13,485	61,240	-	-	-	-	-	-	61,240
Advanced dividends distribution-Board of Directors minutes as of 03.30.11	-	-	-	-	-	-	-	-	-	(130,825)	(130,825)
Net income for the nine-month period beginning on July 1°, 2010 and ended March 31, 2011.	-	-	-	-	-	-	-	-	-	190,253	190,253
Balances as of 03.31.11	125,961	84,621	536,290	746,872	-	3,953	147	26,045	183	59,428	836,628
Net income for the three-month period beginning on April 1°, 2011 and ended June 30, 2011.	-	-	-	-	-	-	-	-	-	70,325	70,325
Balances as of 06.30.11	125,961	84,621	536,290	746,872	-	3,953	147	26,045	183	129,753	906,953
Distribution to legal reserve – Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	13,029	-	(13,029)	-
Long-term Incentive Program Reserve (Note 14.b)	-	-	-	-	2,192	-	-	-	-	-	2,192
Reimbursement of expired cash dividends (Note 16)	-	-	-	-	-	-	-	-	-	3,809	3,809
Reversal of Reserves	-	-	-	-	-	-	(147)	-	(183)	330	-
Dividends distribution – Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	-	-	(117,054)	(117,054)
Conversion of Notes	28	-	10	38	-	-	-	-	-	-	38
Net income for the nine-month period beginning July 1°, 2011 and ended March 31, 2012	-	-	-	-	-	-	-	-	-	242,087	242,087
Balances as of 03.31.12	125,989	84,621	536,300	746,910	2,192	3,953	-	39,074	-	245,896	1,038,025
The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 2)	03.31.11 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	129,432	39,685
Cash and cash equivalents as of the end of the period	133,100	186,584
Net increase in cash and cash equivalents	3,668	146,899
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	242,087	190,253
Adjustments to reconcile net income to cash flows from operating activities
Income tax	110,132	67,494
Financial results	90,260	66,257
Depreciation of fixed assets	61,152	64,685
Long term incentive program reserve	2,192	-
Amortization of intangible assets	62	933
Decreases of intangible assets	-	7,548
Charge of provision for contingencies	240	1,226
Amortization of negative goodwill, net	(1,547)	(721)
Net book value of fixed assets sold	744	615
Provision for Directors’ fees, net	7,147	9,320
Charge for tax on personal assets of shareholders	134	238
Income on equity investees	(68,669)	(40,092)
Allowance for doubtful accounts	3,425	4,066
Gain from recognition of inventories at net realizable value	(8,553)	(11,281)
Net income from sale of real estate property	(3,686)	(19,332)
Changes in certain assets and liabilities, net of non- cash transactions and the effect of acquisitions:
Increase in accounts receivable, net	(37,979)	(252)
Increase in other receivables and prepaid expenses, net	(26,230)	(11,422)
Decrease in inventory	30,176	35,652
Increase (Decrease) in trade accounts payable	7,598	(19,618)
Increase in customer advances	26,975	44,539
Decrease in salaries and social security payable	(3,881)	(3,161)
Decrease in taxes payable	(102,516)	(65,969)
Decrease in other liabilities	(9,625)	(6,479)
Decrease in provisions	(293)	(282)
Net cash provided by operating activities	319,345	314,217

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12 (Notes 1 and 2)	03.31.11 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) Decrease in current investments	(29,313)	410
Acquisition of undeveloped parcels of land and other real estate	-	(90)
Acquisition of fixed assets	(28,762)	(18,387)
Payment for purchase of shares	(10,588)	(48,378)
Advances for purchase of Arcos del Gourmet S.A.´s shares	-	(1,217)
Irrevocable contributions in related parties	(17,431)	(5,531)
Long-term Incentive Program in related parties	(459)	-
Loans granted to related parties	(41,485)	(113,358)
Collection of receivables from related parties	5,726	55,065
Proceeds from sale of affiliated companies’ shares	-	83,556
Collection of dividends	10,684	2,382
Net cash used in investing activities	(111,628)	(45,548)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of Non-Convertible Notes	(19,883)	(19,883)
Payment of interests of Non-Convertible Notes	(34,181)	(44,485)
Payment of loans for purchase of companies	(17,001)	(4,612)
Payment of loans granted by related parties	(1,151)	(586)
Proceeds from related parties loans	28,379	7,634
Payment of interests for purchase of related parties	(4,759)	-
(Payment of) Proceeds from overdrafts	(45,336)	53,162
Reimbursement of dividends	6,937	-
Payment of dividends	(117,054)	(113,000)
Net cash used in financing activities	(204,049)	(121,770)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,668	146,899

(1) Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1.
The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	03.31.12	03.31.11
Supplemental cash flow information
- Income tax	108,778	59,661
Non-cash activities:
- Increase in equity investments through an increase in short and long-term debt.	8,645	-
- Increase in equity investments through an increase in other liabilities	12,258	16,004
- Conversion of non-convertible notes	38	61,240
- Decrease in taxes payable through a decrease in equity investments	239	-
- Decrease in others receivables and prepaid expenses, net through an increase in equity investments	1,161	-
- Decrease in short and long-term debt through a decrease in equity investments	3	-
- Decrease in short and long-term debt through an increase in trade accounts payable	60	-
- Decrease in equity investment through a decrease in other liabilities	-	21,252
- Decrease in equity investment through a decrease in other liabilities (offsetting of dividends)	11,307	9,399
- Decrease in inventory through a decrease in customer advances	-	1,920
- Dividends distribution, not yet paid	-	130,825
- Increase in inventory through a decrease in other non-current investments	-	64,150
- Increase in fixed assets through a decrease in inventory	-	9,264
- Increase in equity investments through an increase in other liabilities	-	961
- Decrease in other receivables and prepaid expenses through an increase in equity investments	14,445	-
- Decrease in short and long-term debt through a decrease in equity investments	376	-
- Decrease in accounts receivable through a decrease in others liabilities	1,446	-

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)
Notes to the Unaudited Financial Statements
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:      PREPARATION OF THE UNAUDITED FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2012 and 2011 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2012 and 2011 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

1.   Comparative Information

The comparative information at June 30, 2011 and March 31, 2011 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.   Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:  (Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criteria is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.   Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1. Cash and banks:

Cash on hand was computed at nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

2. Investments

2.1. Current investments

Mutual funds have been valued at quotation value at period / year - end.

Mortgage bonds have been valued at quotation value at period / year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. In addition, the composition of Mutual Funds has been analyzed in order to determine its liquidity.

See the breakdown of current investments in Exhibit D.

2.2. Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.i., as of the closing date of these unaudited financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

The acquisitions that grant control or significant influence of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The investment in TGLT S.A. was valued at acquisition cost.

Uruguay-based Torodur S.A. has been classified as integrated entity into the Company’s operations in relation to its investments.

Torodur´s assets and liabilities were converted into Argentine pesos at the exchange rate in force at period / year-end. The statement of income accounts have been converted into Argentine pesos at the exchange rates in force at the time of each transaction.

Regarding the acquisition of Nuevo Puerto Santa Fe S.A.’s shares and the new acquisition of Arcos del Gourmet S.A.’ shares, the Company is currently analyzing the fair value of the identifiable assets and liabilities purchased, in accordance with Technical Resolution No. 21, section 1.3.1.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

See the breakdown of non-current investments in Exhibit C.

2.3. Undeveloped parcels of land:

Those reserves to be used in the development of commercial centers, sale and/or improvements and air spaces are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

See the breakdown of investments in undeveloped parcels of land in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

3. Inventory

Inventories in general have been valued at original cost. The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criteria of inventories to receive (the price established in the respective title deeds).

4. Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criteria was not allowed by accounting standards, by applying transition standards, not reversing the appraisal revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criteria of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e). It was valued according the accounting criteria of units to be received (the price established in the respective title deeds).

In accordance with Note 8.b) on July 1, 2010, the Company acquired Soleil Factory goodwill. The Company determined that the transaction represents the acquisition of a business and consequently, the Company booked the transaction under the acquisition method.

In that respect, APSA identified the assets and liabilities acquired, including tangible and intangible assets such as: fixed assets, rental agreements acquired which did not meet arms’ length principle, saved costs, rentals earned by acquiring an already operating shopping center and air space.

This identification process and the corresponding assessment of current values call for complex judgments and significant estimations.

The Company uses the information derived from valuations made by independent expert appraisers as a primary basis in allocating the price paid to the land, real property and air space.

As established by Technical Resolution No. 21, should the value of tangible and intangible assets and liabilities identified exceed the purchase price paid, the acquired intangibles are not recognized for they would increase the negative goodwill resulting from such acquisitions at the time of purchase. Consequently, APSA has not recorded the identified intangible assets and has only recorded the fixed assets, the air space within land reserves and a negative goodwill, which is amortized over 14 years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

5. Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

5.1. Trademarks

Trademarks represent fees and expenses related to their registration.

5.2. Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been retired. (See Note 8.i).

6. Goodwill

6.1 Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization has been classified in Net income on equity investees in the Statements of Income.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

6.2 Negative Goodwill, net

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1st, 2009.

This account also includes negative goodwill arising from the acquisition of goodwill of Soleil Factory, described in Note 8 b) and it is amortized over a term of 14 years as from July 1st, 2010.

Amortization of negative goodwill disclosed in equity investments is shown in Net income on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Soleil Factory is shown in Amortization of goodwill in the Statements of Income.

7. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each period / year - end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9. Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

10. Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period / year - end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal period / year – end.

11. Other receivables and liabilities

Sundry receivables, payables and dividends payable were valued at their nominal value plus financial charges accrued at each period / year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

12. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13. Allowances and Provisions

- For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

- For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period is detailed in Exhibit E.

14. Derivative financial instruments

The Company uses some complementary financial instruments with the purpose of reducing its financing costs. It is not the Company’s business to negotiate or use these financial instruments with speculating intentions.

Refer to Note 7 for a detail of the Company’s activities with derivative financial instruments.

Differences generated during the period as a consequence of applying the above mentioned measurement criteria have been recorded under financial results generated by liabilities.

15. Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

16. Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period / year - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

17. Shareholders´ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

Long-term Incentive Program Reserve is associated with Incentives Plan which is mentioned in Note 14.b.

The reimbursement of expired dividends has been booked against Retained Earnings (Note 16).

18. Revenue recognition

18.1. Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

18.2. Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1. The sale has been consummated.
2. Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.
3. The Company’s receivable is not subject to future subordination.
4. The Company has transferred the property to the buyer.

19. Net income for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the period are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:  BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:
	03.31.12	06.30.11
Cash in local currency	306	240
Cash in foreign currency (Exhibit G)	80	67
Bank accounts in local currency	10,931	2,804
Bank accounts in foreign currency (Exhibit G)	65,713	5,731
Total cash and banks	77,030	8,842

b) Accounts receivable, net:
	03.31.12	06.30.11
Current
Checks to be deposited	103,883	72,366
Leases and services receivable (Exhibit G)	43,269	54,807
Debtors under legal proceedings	37,278	35,271
Pass-through expenses receivable	23,218	15,176
Related parties (Note 5) (Exhibit G)	14,381	13,717
Notes receivable (Exhibit G)	6,992	4,971
Mortgages receivable	253	647
Credit cards receivable	776	362
Allowance for doubtful accounts (Exhibit E)	(39,952)	(38,390)
Total	190,098	158,927

Non-current
Notes receivable (Exhibit G)	1,656	-
Leases and services receivable (Exhibit G)	623	439
Mortgages receivable	425	114
Total	2,704	553
Total accounts receivable, net	192,802	159,480

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

c) Other receivables and prepaid expenses, net:
	03.31.12	06.30.11
Current
Related parties (Note 5) (Exhibit G)	53,633	31,286
Prepaid expenses and rates (Exhibit G)	30,825	22,258
Prepaid services	8,151	4,842
Other tax credits	3,317	2,584
Other tax credits – Gross revenue tax	1,177	1,750
Guarantee deposits	299	150
Loans granted	494	-
Others	714	1
Total	98,610	62,871

Non-current
Deferred tax assets (Note 12)	12,383	1,079
Mortgages receivable	2,208	2,208
Related parties (Note 5)	192	-
Other tax credits	1,252	957
Prepaid expenses	1,433	1,861
Expenses to be accrued	2,366	1,699
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)
Total	17,626	5,596
Total other receivables and prepaid expenses, net	116,236	68,467

d) Inventory:
	03.31.12	06.30.11
Current
Torres Rosario under construction (Note 8.d))	7,476	4,206
Torres Rosario (Note 8.d))	1,198	3,037
Others	2,469	2,621
Rosario plot of land (Note 8.l))	-	25,511
Total	11,143	35,375

Non-current
Units to be received Beruti (Notes 5 and 8.e))	23,608	23,309
Torres Rosario under construction (Note 8.d))	8,558	3,444
Torres Rosario (Note 8.d))	882	-
Total	33,048	26,753
Total inventory	44,191	62,128

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

e) Negative goodwill, net:
	03.31.12	06.30.11
Soleil Factory (Note 8.b))	(13,592)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,339)	(7,815)
Mendoza Plaza Shopping S.A.	(5,090)	(5,335)
Total negative goodwill, net	(26,021)	(27,499)

f) Trade accounts payable:
	03.31.12	06.30.11
Current
Suppliers (Exhibit G)	27,258	21,955
Accruals (Exhibit G)	39,687	35,481
Related parties (Note 5) (Exhibit G)	4,048	5,868
Others	258	258
Total	71,251	63,562

Non-current
Suppliers	16	47
Total	16	47
Total trade accounts payable	71,267	63,609

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:   (Continued)

g) Short-term and long-term debt:
	03.31.12	06.30.11
Current
- Banks
Overdrafts	6,479	51,815
Accrued bank interest	9	458
Subtotal	6,488	52,273
- Financial
Non-Convertible Notes (Notes 5 and 9.b))	19,883	39,766
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	10,558	8,900
Seller financing - Nuevo Puerto Santa Fe S.A. (Note 8.p)) (Exhibit G)	6,461	-
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	2,857	5,864
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	15,201	5,176
Related parties (Note 5) (Exhibit G)	-	2,345
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	2,073	4,714
Deferred debt costs	(458)	(483)
Subtotal	56,575	66,282
Total	63,063	118,555

Non-current
- Financial
Non-Convertible Notes (Note 9.b)) (Exhibit G)	481,690	452,100
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	139,018	130,515
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	36,842	35,125
Deferred debt costs	(1,896)	(2,237)
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	1,577	-
Total	657,231	615,503
Total short-term and long-term debt	720,294	734,058

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

h) Salaries and social security payable:
	03.31.12	06.30.11
Provision for vacation, bonuses and others	10,711	14,039
Social security payable	1,888	2,625
Others (Note 5)	761	577
Total salaries and social security payable	13,360	17,241

i) Taxes payable:
	03.31.12	06.30.11
Current
Provision for Income tax, net	73,436	60,225
Value Added Tax (VAT) – payable	14,664	14,082
Other tax withholdings	3,822	3,444
Gross revenue tax withholdings	3,672	3,222
Tax amnesty plan for income tax payable	1,840	1,695
Other taxes payable	990	503
Income tax withholdings	636	4,810
Tax amnesty plan for municipality taxes payable	598	537
Tax amnesty plan for gross revenue tax payable	345	358
Interest payable on tax debt	-	3,678
Total	100,003	92,554

Non-current
Tax amnesty plan for income tax payable	15,354	16,752
Other taxes payable	2,070	610
Total	17,424	17,362
Total taxes payable	117,427	109,916

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

j) Customer advances:
	03.31.12	06.30.11
Current
Admission rights	66,542	52,114
Lease advances (Note 8.m))	31,431	26,658
Customer advances (Exhibit G)	17,159	15,528
Advance for sale of Rosario plots of land (Notes 8.l and 8.d)) (Exhibit G)	7,818	18,595
Guarantee deposits (Exhibit G)	435	1,242
Related parties (Note 5)	50	-
Total	123,435	114,137

Non-current
Admission rights	79,196	59,547
Lease advances (Note 8.m))	18,207	20,993
Guarantee deposits (Exhibit G)	1,173	359
Total	98,576	80,899
Total customer advances	222,011	195,036

k) Dividends payable:
	03.31.12	06.30.11
Dividends payable (Notes 5 and 16)	3,128	-
Total dividends payable	3,128	-

l) Other liabilities:
	03.31.12	06.30.11
Current
Related parties (Note 5)	15,327	13,066
Provision for Directors’ fees net of advances (Note 5)	7,147	9,810
Withholdings and guarantee deposits	646	477
Contributes leasehold improvements (Note 8.n))	266	332
Below market leases	413	435
Others	305	466
Other liabilities	-	16,004
Total	24,104	40,590

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

	03.31.12	06.30.11
Non-current
Related parties (Note 5)	52,490	32,229
Contributed leasehold improvements (Note 8.n))	8,970	9,170
Other liabilities – Higher value	122	2,285
Directors’ guarantee deposits (Note 5)	12	12
Total	61,594	43,696
Total other liabilities	85,698	84,286

m) Provisions
	03.31.12	06.30.11
Provision for contingencies (Exhibit E)	9,406	9,459
Total Provisions	9,406	9,459

n) Financial results, net:
	03.31.12	03.31.11
Generated by assets:
Interest income from past-due receivables	4,646	3,483
Results from financial investments (Note 5)	910	3,279
Other interest	1,074	590
Subtotal interest	6,630	7,352
Foreign currency exchange gain	9,508	10,884
Other holding results	2,410	(7,275)
Subtotal	18,548	10,961

Generated by liabilities:
Financial expenses (Note 5)	(52,551)	(55,645)
Interest on taxes payable	(2,107)	(2,282)
Other interest	(80)	(47)
Subtotal interest	(54,738)	(57,974)
Foreign currency exchange loss (Note 5)	(43,901)	(21,614)
Loss from derivative financial instruments (Note 7)	(1,039)	-
Other holding results	(1,039)	-
Subtotal	(99,678)	(79,588)
Total financial results, net	(81,130)	(68,627)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

o) Other income (expenses), net:
	03.31.12	03.31.11
Donations (Note 5)	(3,497)	(310)
Taxes on shareholders personal assets (Note 5)	(134)	(238)
Recovery of provisions	122	-
Others (Note 5)	(70)	(223)
Total Other income (expenses), net	(3,579)	(771)

p) Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year/period.

	03.31.12 (in thousands)	03.31.11 (in thousands)
Weighted-average outstanding shares	1,259,802	1,087,065
Weighted-average diluted ordinary shares	2,564,584	2,335,374

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	03.31.12	03.31.11
Net income for calculation of basic earnings per share	242,087	190,253
Interest – Convertible Notes	10,210	9,805
Foreign currency exchange loss on Convertible Notes	8,683	4,324
Income tax	(6,613)	(4,945)
Net income for calculation of diluted earnings per share	254,367	199,437
Basic net earnings per share	0.1922	0.1750
Diluted net earnings per share	0.0992	0.0854

On October 31, 2011, the Shareholders’ meeting approved some modifications to the common stock (see note 4).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:   COMMON STOCK

As of March 31, 2012, the capital stock consisted of 1,259,886,188 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)	-	-
Shares issued for cash	47,755	(**)	10.07.10	03.02.11
Shares issued for cash	28	(***)	09.21.11	-
	125,989

(*)	Capital subscribed in connection with the conversions of convertible notes made until August, 2006. Such conversions have been registered.
(**)	Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
(***)	Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

On October 31, 2011, the Shareholders’ meeting approved the modification to the face value of the shares from Ps. 0.1 to Ps. 1 each. Such modification is under registration process with the Buenos Aires Stock Exchange and registration is pending with the National Securities Commission – Public Registry of Commerce, given new requests for information by the regulatory authority with reference to the commitment assumed by the controlling shareholder for minority shareholders whose nominal holding is below face value Ps. 1 to maintain their status, and with respect to the settlement of fractional shares, according to applicable regulations.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 5:  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

       The following is a summary of the balances and transactions with related parties:

	03.31.12
Company	Current Investments	Accounts receivable, net: Current	Other receivables and prepaid expenses, net Current	Other receivables and prepaid expenses, net Non-current	Current inventory / Fixed Assets	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances Current	Dividends payable	Other liabilities Current	Other liabilities Non-current
Shareholders	-	-	-	-	-	-	-	-	-	(3,128)	-	-
Apsamedia S.A. (12)	-	1,025	2,200	-	-	(54)	-	-	-	-	-	(43,140)
Arcos del Gourmet S.A. (2)	-	4,130	15	-	-	-	-	-	-	-	-	-
Banco Hipotecario S.A. (3)	1	293	-	-	-	-	-	-	-	-	-	-
Cactus S.A. (1)	-	30	-	-	-	(3)	-	-	-	-	-	-
Canteras Natal Crespo S.A. (8)	-	1	-	-	-	-	-	-	-	-	-	-
Conil S.A. (2)	-	36	-	-	-	-	-	-	-	-	-	-
Consorcio Libertador (5)	-	1	-	-	-	(3)	-	-	-	-	-	-
Consorcio Torre Boston (5)	-	1	-	-	-	-	-	-	-	-	-	-
Consultores Assets Management S.A. (5)	-	57	-	-	-	(5)	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	11,737	-	-	-	-	-	-	-	(12,221)	-
Cyrsa S.A. (8)	-	20	-	-	-	(4)	-	-	-	-	-	-
Directors	-	1	-	-	-	-	-	(4)	-	-	(7,147)	(12)
Emprendimiento Recoleta S.A. (2)	-	1,183	132	-	-	(97)	-	-	-	-	(1,061)	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	-	-	(155)	-	-	-	-	-	-
Fibesa S.A. (2)	-	179	7	-	-	(11)	-	-	-	-	(57)	(9,350)
Fundación IRSA (5)	-	14	-	-	-	-	-	-	-	-	-	-
Futuros y Opciones S.A. (1)	-	77	-	-	-	(6)	-	-	-	-	-	-
Hoteles Argentinos S.A. (6)	-	-	-	-	-	(3)	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	1,033	36,771	-	-	(3,313)	(9,722)	(138,982)	-	-	(12)	-
Llao llao Resorts S.A. (6)	-	-	-	-	-	(1)	-	-	-	-	-	-
Museo de los Niños (5)	-	1,617	-	-	-	(6)	-	-	-	-	-	-
Nuevas Fronteras S.A. (6)	-	-	-	-	-	(79)	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (15)	-	460	-	-	-	(58)	-	-	-	-	(14)	-
Panamerican Mall S.A. (2)	-	3,704	53	-	-	(247)	-	-	-	-	(1,952)	-
Personnel	-	-	2,663	-	-	-	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	1	-	192	-	-	-	-	-	-	(10)	-
Solares de Santa María S.A. (6)	-	1	-	-	-	(2)	-	-	-	-	-	-
Tarshop S.A. (11)	-	517	-	-	-	(1)	-	-	(50)	-	-	-
TGLT S.A. (4)	-	-	-	-	32,872	-	-	-	-	-	-	-
Tyrus S.A. (6)	-	-	55	-	-	-	-	-	-	-	-	-
Total	1	14,381	53,633	192	32,872	(4,048)	(9,722)	(138,986)	(50)	(3,128)	(22,474)	(52,502)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 5:  (Continued)

	06.30.11
Company	Current Investments	Accounts receivable, net: Current	Other receivables and prepaid expenses, net Current	Current inventory/ Fixed Assets	Trade accounts payable Current	Short-term debt	Long-term debt	Other liabilities Current	Other liabilities Non-current
Apsamedia S.A. (12)	-	31	2,200	-	-	-	-	-	(22,177)
Arcos del Gourmet S.A. (2)	-	2,169	1,083	-	-	-	-	-	-
Banco Hipotecario S.A. (3)	1	222	-	-	-	-	-	-	-
Cactus S.A. (1)	-	25	-	-	(3)	-	-	-	-
Conil S.A. (2)	-	29	-	-	-	-	-	-	-
Consorcio Libertador (5)	-	1	-	-	(3)	-		-	-
Consultores Assets Management S.A. (5)	-	11	-	-	(5)	-	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	11,450	-	-	-	-	(10,872)	-
Cyrsa S.A. (8)	-	172	-	-	(1,097)	-	-	-	-
Directors	-	2	-	-	-	(2)	(41)	(9,810)	(12)
Emprendimiento Recoleta S.A. (2)	-	1,155	-	-	(841)	-	-	(277)	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	-	(720)	-	-	-	-
Fibesa S.A. (2)	-	2,438	786	-	(14)	-	-	(318)	(10,052)
Fundación IRSA (5)	-	5	-	-	-	-	-	-	-
Futuros y Opciones S.A. (1)	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (6)	-	-	-	-	(1)	-	-	-	-
IRSA International LLC (6)	-	-	51	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	1,844	10	-	(2,726)	(19,228)	(130,444)	(2)	-
Llao llao Resorts S.A. (6)	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (5)	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (6)	-	-	-	-	(146)	-	-	-	-
Panamerican Mall S.A. (2)	-	3,560	-	-	(224)	-	-	(1,571)	-
Personnel	-	-	1,991	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	-	-	-	(26)	-
Solares de Santa María S.A. (6)	-	2	-	-	(2)		-	-	-
Tarshop S.A. (11)	-	213	13,715	-	-	-	-	-	-
TGLT S.A. (4)	-	-	-	32,573	-	(2,345)	-	-	-
Total	1	13,717	31,286	32,573	(5,868)	(21,575)	(130,485)	(22,876)	(32,241)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 5:  (Continued)

Company	03.31.12
	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	-	-	(134)	-
Apsamedia S.A. (12)	-	-	-	-	-	(3,744)	-	-
Arcos del Gourmet S.A. (2)	-	1,470	-	-	78	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	-	-	-	-	-	(34,030)
Directors	-	-	-	(26,034)	-	(1)	-	-
Emprendimiento Recoleta S.A. (2)	-	540	-	-	-	(29)	-	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	(1,574)	-	-	-	-
Fibesa S.A. (2)	-	122	(1,692)	-	-	(1,265)	-	-
Fundación IRSA (5)	-	-	-	-	-	-	(737)	-
Inversiones Financieras del Sur S.A. (14)	-	-	-	-	71	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	-	-	(3,999)	432	(11,082)	-	1,304
Nuevo Puerto Santa Fe S.A. (15)	-	141	-	-	-	-	-	-
Panamerican Mall S.A. (2)	-	5,040	-	-	-	-	1	-
Shopping Neuquén S.A. (2)	-	-	-	-	26	(62)	-	-
Tarshop S.A. (11)	1,596	-	-	-	-	-	-	-
TGLT S.A. (4)	-	-	-	-	-	(47)	-	-
Total	1,596	7,313	(1,692)	(31,607)	607	(16,230)	(870)	(32,726)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 5:  (Continued)

	03.31.11
Company	Income from leases	Other revenues	Costs from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	-	-	(238)	-
Arcos del Gourmet S.A. (2)	-	862	-	-	62	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	-	-	-	(1,177)	-	(28,824)
Directors	-	-	-	(21,394)	-	(3)	-	-
Emprendimiento Recoleta S.A. (2)	-	2,097	-	-	-	(1,266)	-	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	(1,403)	-	-	-	-
Fibesa S.A. (2)	-	122	(955)	-	-	(956)	-	-
Fundación IRSA (5)	-	-	-	-	-	-	(213)	-
Inversiones Financieras del Sur S.A. (14)	-	-	-	-	460	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	-	-	(3,406)	1,660	(14,916)	-	887
Panamerican Mall S.A. (2)	-	4,284	-	-	-	-	-	-
Parque Arauco S.A. (13)	-	-	-	-	-	(315)	-	-
Personnel	-	-	-	-	156	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	147	-	-	-
Tarshop S.A. (11)	1,225	-	-	-	675	-	-	-
TGLT S.A. (4)	-	-	-	-	-	(20)	-	-
Total	1,225	7,365	(955)	(26,203)	3,160	(18,653)	(451)	(27,937)

1.	Subsidiary of Cresud S.A.C.I.F. y A..
2.	Subsidiary
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of APSA.
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Parent Company of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Parent Company.
11.	Equity investee Company/Subsidiary. See Note 8.i).
12.	Subsidiary since January 1st, 2011. See Note 8.k).
13.	Shareholders of the Company up to October 7, 2010.
14.	Shareholder of Cresud S.A.C.I.F. y A..
15.	Joint venture.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 6: NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	03.31.12	03.31.11
Income on equity investees	71,321	42,965
Amortization of goodwill and higher values	(2,652)	(2,873)
Total	68,669	40,092

NOTE 7: TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2012, transactions with financial instruments include the following:

Forwards	Amount (USD)	Due Date	Accumulated (loss) gain
Purchase Banco Santander Río S.A.	6,000	11/30/2011	79
Purchase Standard Bank Argentina S.A.	5,000	12/30/2011	(278)
Purchase Standard Bank Argentina S.A.	5,000	01/31/2012	(465)
Purchase Standard Bank Argentina S.A.	6,000	03/30/2012	(459)
Sale Banco Itaú Argentina S.A.	6,000	03/30/2012	84
Total	28,000	-	(1,039)

The result originated in transactions with derivative financial instruments during the period is included in Financial results generated by liabilities for an amount of Ps. 1,039.

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a) Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock, representing 80% of Arcos del Gourmet S.A.´s capital stock establishing the price for the shares in: (i) for a 40% of the shares acquired at USD 4.3 million and (ii) for the remaining 40% at a fixed price of USD 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

In addition, on September 7, 2011, APSA acquired shares which represent 8.185% of capital stock and votes for USD 1.75 million. Furthermore, they agreed to modified the variable price of the shares acquired on 2009. It was fixed on 10% applicable to all future increases of
Arcos del Gourmet S.A.´s common stock.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The remaining unpaid balance as of the date of these unaudited financial statements is made up of 10% of every increase of the capital, to be made in Arcos del Gourmet S.A. until committed work is concluded, disclosed at its discounted value in “Short-term and long-term debt”.

b) Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center, becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises were excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

On August 3, 2011, INCSA granted to APSA the conveyance deed of the property.

The total price for this transaction is USD 20.7 million, of which USD 7.1 million were paid at the time of the subscription of the purchase agreement USD 1 million at the time of recording the public deed. The balance of USD 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. The capital will be settled with the last interest installment or with the grant of the deed, whichever happens last.

Furthermore, a first-grade privilege mortgage was granted on the property to secure payment of the balance (USD 12.6 million) plus interest.

The above is disclosed at present value in Short and Long-term debt.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

Furthermore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the issuance date of these unaudited financial statements any of the two conditions has been fulfilled.

c) Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 241 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the province of Cordoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San
Martin Theater.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

Alto Palermo S.A. (APSA) has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The Company has recorded this transaction as non-current investments. (Exhibit D).

d) Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

On December 28, 2011, the Company and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of the
Company, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

Such transaction is disclosed in inventory – Torres Rosario (See Note 3.d).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the
Company and the ownership title to 45 parking spaces and 5 storage spaces.

Below is a detail of the status of the offering acceptance for the functional units and parking lots of Torres de Rosario under construction.

Lots	Agreed price (in thousands of USD)	Collected amount as of 03.31.12 (in thousands of USD)
2H	2,663	1,785

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

e) Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT S.A. plans to construct a department building with both residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and the amount of USD 10.7 million payable upon granting the title deed. Such amount has been paid up as of the date of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

The above is disclosed in the accounts inventory (Note 3.d.)) and Fixed assets (Exhibit A) - Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

TGLT S.A. and APSA filed appeals against the resolution that ruled the cautionary measure to suspend the works.

On April 26, 2012, the Administrative and Tax Contentious Court of Appeals of the City of Buenos Aires decided to overrule the decision rendered by the lower court in the case "Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo” and to lift the previously issued precautionary measure, which had suspended works.

f) Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa S.A. (Cyrsa) 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space Coto.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

g) Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

The real estate is disclosed under Fixed Assets (Exhibit A).

h) Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010 and January, April and August 2011, the Company acquired 42,810, 98,000, 876,474 and 262,927 shares at Ps. 0.4, Ps. 0.9, Ps. 7.9 and Ps. 2.6 million, respectively, reaching 9.23% of TGLT S.A. capital stock.

They are reflected in accounting terms in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

i) Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which worked as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On June 15, 2011 the Company granted Non-Convertible Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million to replace a prior pledge, which was discharged and as a result funds were released.

On October 11, 2011, Banco Hipotecario S.A. released 50% of the Non-Convertible Notes pledged and the remaining 50% will be released once the two-year term as from the date of the closing memorandum has been fulfilled.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

j) Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its direct and indirect holdings of the Company’s Series I Convertible Notes issued by Alto Palermo S.A. (APSA) for a face value of USD 15.5 million.

On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased.

On April 10, 2012, IRSA increased its interest in the Company by 0.7%, from 94.87% through 95.57% (see Note 17.a)).

k) Apsamedia S.A.´s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of Apsamedia S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia S.A.’s common capital stock.

On April 18, 2011 Alto Palermo S.A. (APSA) and Fibesa S.A. entered into a stock transfer agreement whereby the latter acquired 1,840,000 registered non-endorsable common Class B shares at a face value of Ps. 1 each and entitled to one vote each, which represent 5% of Apsamedia S.A.´s capital stock in a total amount of Ps. 0.8 million, which has not been paid in as of the unaudited financial statements date.

The equity investment in Apsamedia S.A. as of the period/year-end is disclosed in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

l) Sale of properties

Rosario plot of land

The acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, subscribed by APSA are detailed below:

Lots	Offer acceptance	Agreed price (in thousands of USD)	Collected amount 03.31.12 (in thousands of USD)	Title deed´s date
2A	04/14/2010	4,200	4,200	05/26/11
2E	05/03/2010	1,430	1,430	09/29/10
2F	11/10/2010	1,931	1,931	07/06/11
2B	12/03/2010	1,507	1,507	08/11/11
2C	12/03/2010	1,507	1,507	08/11/11
2D	12/03/2010	1,539	1,539	03/20/11

The lots subject to these transactions are recorded to the inventory account (Note 3.d) until the date of issuance of the title deed.

m) Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A.
as from January 1st, 2009 executed an agreement with NAI INTERNATIONAL II. INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

• The outstanding debt was de-dollarized (Ps. 1 = USD 1)

• An antichresis real right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2012 and unpaid interest accrued through that date, due to the  original loan  agreement  and respective amendments are disclosed  in Current and  non-current Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j).

n) Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period-end the amount pending of accrual is disclosed in Current and non-current Other liabilities - Contributed leasehold improvements (See Note 3.l).

o) Acquisition of Torodur S.A.’s shares

On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones S.A. a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from Cam Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and Cam Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case. The total price of the transaction amounted to Ps. 2.36.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

p) Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, Alto Palermo S.A. (APSA), by itself and through its controlled affiliate Torodur S.A., acquired from Boldt S.A. and Inverama S.L. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to USD 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013; such debt is disclosed at its discounted value in short-term debt.

Additonally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto Santa Fe S.A. the latter will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

After fulfilling this condition, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

Thus, APSA becomes owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, representing 50% of the stock and voting capital of NPSF. In addition, GRAINCO S.A. owns the remaining 50%.

The investment is recorded under Equity Investments (Exhibit C).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

q) General Shareholders Meeting of May 26, 2011

On May 26, 2011, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

• Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of face value Ps. 0.10 each, on one or many offerings, with additional paid-in capital or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the additional paid-in capital, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of face value Ps. 1 or USD 25.1 per ADS and a maximum price of Ps. 75 per share of face value Ps. 1 or USD 73.4970 per ADS.

• Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

• Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 calendar days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

• Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible notes with face value USD 31,755,502, for the amount of USD 36.1 million, equivalent to USD 1.13666 per Convertible Note.

NOTE 9:ISSUE OF CONVERTIBLE AND NON-CONVERTIBLE NOTES AND SHORT-TERM DEBT SECURITIES

a)  Issue of Convertible Notes

On July 19, 2002, the Company issued Series I of Convertible Notes for up to USD 50 million, with a face value of Ps. 0.1 each and due date on July 19, 2014.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

Convertible Notes accrue interest at a fixed nominal rate of 10 % per annum. Interest is payable semi-annually. They can be converted at any time by choice of each corporate noteholder into ordinary shares at a conversion price which is the higher of: (i) the result of dividing the Company’s shares face value (Ps. 0.1) by the exchange rate, and (ii) USD 0.0324, which means that each Convertible Note can be turned into 30.864 shares of Ps. 0.1 face value. The shares underlying the conversion of the Notes will be tentitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes of USD 15.5 million exercised their conversion right. Therefore, the Company issued 477,544,197 ordinary shares of Ps. 0.1 face value each. Additionally, on September 21, 2011, a holder of Convertible Notes exercised his conversion right. Thus, the Company issued 277,777 ordinary shares of Ps. 0.1 face value each. After the conversion and issue of the shares, the Company’s common stock increased from 782,064,214 to 1,259,886,188 ordinary shares. Therefore, as from the program issuing date until March 31, 2012, the holders of Convertible Notes have exercised their right to convert them for a total amount of USD 18.3 million.

The total amount of Convertible Notes as of March 31, 2012 amounts to USD 31.7 million.

On May 26, 2011 the Company has made an offer to repurchase them, subject to certain conditions (See Note 8.q).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

b) Issuance of Non-Convertible Notes

i) 2007 Issuance of Non-Convertible Notes

On May 11, 2007, the Company issued two series of Non-Convertible Notes for a total amount of USD 170 million. These issuances are included within the Global Issuance Program of Non-Convertible Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007. The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Non-Convertible Notes in place up to USD 400 million.

Series I relates to the issuance of USD 120 million, which accrue interest at a fixed interest rate of 7.875 % paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series I´s principal is due on May 11, 2017.

On June 15, 2011, the Company pledged Non-Convertible Notes Series I issued in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million.

Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11 % per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

On April 18, 2011 the Company repurchased from Cresud S.A.C.I.F. y A., IRSA´s parent company, Non-Convertible Notes Series I due in 2017 for a face value of USD 5 million at a price of USD 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction. As of March 31, 2012, the total amount of non-convertible notes repurchased by the Company amounts to USD 10 million for the Series I.

As of March 31, 2012, the Company has also repurchased USD 1.4 million for the Series II. Such non-convertible notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of March 31, 2012, IRSA Inversiones y Representaciones Sociedad Anónima is the holder of Series II Notes for Fv. Ps. 6.6 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

ii) 2009 Issuance of Non-Convertible Notes

Additionaly, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the Company issued two series of Non-Convertible Notes for a total value of Ps. 80.7 million.

Series III relates to the issuance of Ps. 55.8 million, which accrue interest at variable Badlar rate plus a 3 % margin payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million), which accrue interest at a fixed rate of 6.75 % on the principal amount, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

c) Approval of the short-term Global Program by the Shareholders’ meeting

The Company´s Ordinary and Extraordinary Shareholders´ meeting, held on October 29, 2009 approved the creation of the Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

NOTE 10: RESTRICTED ASSETS

The Company owns the following restricted assets:

a) As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2012 amounts to Ps. 36,889 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 10: (Continued)

b) As of August 3, 2011 a mortgage was granted on Soleil Factory (See Note 8.b).

c) On June 15, 2011, the Company pledged Non-Convertible Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million. On October 11, 2011, Banco Hipotecario released 50% of the Non-Convertible Notes pledged and the remaining 50% will be released once the two-year term as from the date of the closing memorandum has been fulfilled. (See Note 8.i).

NOTE 11: COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company's ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 12:DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the period		Balances at the end of the period
Cash and banks	(574)		(502)	(1,076)
Accounts receivable, net	3,082		1,025	4,107
Other receivables and prepaid expenses, net	(1,951)		(185)	(2,136)
Inventory	(7,307)		(3,254)	(10,561)
Fixed assets	(6,021)		(1,879)	(7,900)
Other investments, net	(41,760)		2,103	(39,657)
Short-term and long-term debt	(952)		128	(824)
Customer advances	39,004		11,945	50,949
Salaries and social security payable	836		154	990
Taxes payable	518		180	698
Other liabilities	(1,937)		1,937	-
Provisions	3,310		(18)	3,292
Tax loss carryforwards	14,831		(330)	14,501
Total net deferred tax assets	1,079	(1)	11,304	12,383

(1) Includes Ps. (37) of deferred tax assets arising from the acquisition of Soleil Factory, not affecting income.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of period end amount to Ps. 41,430 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2007	935	06.30.2012
06.30.2008	956	06.30.2013
06.30.2011	39,539	06.30.2016
	41,430

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2012 that the adoption of the criteria would have generated is as follows:

i               an increase of deferred income tax liabilities of Ps. 87,878, approximately, which should be charged to results of previous years for Ps. 96,144 (loss) and to results of the period for Ps. 8,266 (gain).

ii               a decrease in assets for equity investments of Ps. 1,464, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 1,544 (loss) and to results of the period for Ps. 80 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	22,204	769
2012	11,723	103
2013	11,723	103
2014	11,723	489
2015	11,723	-
2016	11,723	-
2017 and higher	7,059	-
	87,878	1,464

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items		03.31.12	03.31.11
Net income for the period (before income tax)		352,219	257,747
Current income tax rate		35%	35%
Income for the period at the tax rate		123,277	90,211
Permanent differences at the tax rate:
- Adjustment for inflation (1)		8,736	8,004
- Donations		362	-
- Expired dividends		1,333	-
- Others		334	299
- Difference between tax return and provision		124	(2,917)
- Results on equity investees		(24,034)	(28,103)
Total income tax charged for the period	(2)	110,132	67,494

(1) Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.
(2) Includes Ps. (11,341) related to deferred tax and Ps. 121,473 related to current income tax.

Below is a reconciliation between income tax expense and the income tax for the period determined for fiscal purposes:

Items	03.31.12 Ps.	03.31.11 Ps.
Income tax charge in accounting records	110,132	67,494
-Temporary differences
- Increases
Other investments, net	-	(6,174)
Cash and banks	(502)	-
Accounts receivable, net	1,025	1,614
Other receivables and prepaid expenses, net	(185)	(95)
Inventory	(3,254)	(4,473)
Taxes payable	180	175
Other liabilities	-	(1,898)
Customer advances	11,945	5,812
Salaries and social security payable	154	110
Tax loss carryforwards	(330)	14,373
Provisions	(18)	330
Fixed assets	(1,842)	-
- Reversions
Cash and banks	-	44
Other investments, net	2,103	-
Fixed assets	-	4,937
Short-term and Long-term debt	128	346
Other liabilities	1,937	-
Income tax for fiscal purposes	121,473	82,595

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 13: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14: COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

a. Compensation plan for executive management

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company's contribution will be 200% of monthly contributions and 300% of employees' extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•           regular retirement under applicable labor regulations
•           full or permanent disability or incapacity
•           demise

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 14: (Continued)

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2012 and 2011, contributions paid by the Company amount to Ps. 778 and Ps. 1,252, respectively.

b. Long-term incentive program

The Company has developed a long-term shared-based incentive and retaining plan for management and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two more fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited Participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the every fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:

• if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
• retirement
• total or permanent disability
• demise

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 15: ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811,either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards, which is actually under execution.

NOTE 16: REIMBURSEMENT OF CURRENT AND EXPIRED CASH DIVIDENDS

On December 20, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

- Ps. 2,711 to expired dividends;
- Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under “Dividends payable”, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

NOTE 17: SUBSEQUENT EVENTS

a) Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On April 10, 2012, IRSA has increased its shareholding in the Company by 0.7% from 94.87% to 95.57%. Following this increase, the Company now has almost full control.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation form the original prepared in spanish for publication in Argentina

NOTE 17: (Continued)

b)  Advanced dividends distribution

On April 23, 2012, the Board of Directors of the Company decided to call for a Shareholders’ Meeting to be held on May 23, 2012 to deal with the following items on the agenda:

- Payment of an advanced cash dividend of up to Ps. 177 million, considering for its calculation the quarterly financial statements as of December 31, 2011;

- Review of the decision approved by the Shareholders’ Meeting held on May 26, 2011 due to the conditions prevailing on the market (See Note 8.q)).

ALTO PALERMO S.A. (APSA)

Fixed Assets
For the nine-month period beginning on July 1, 2011 and ended March 31, 2012 compared with the year ended June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

	Original Values					Depreciation						Net carrying value as of 03.31.12	Net carrying value as of 06.30.11
Items	Value as of beginning of year	Increases	Decreases	Transfers	Value as of end of the period/year	Accumulated as of beginning of year	Rate %		Decreases	For the period/year	Accumulated as of end of the period/year
										Amount
Shopping Centers:
- Abasto	258,738	80	(72)	272	259,018	106,472	(	*)	(2)	6,056	112,526	146,492	152,266
- Alto Avellaneda	202,376	2,313	-	2,032	206,721	140,399	(	*)	-	10,404	150,803	55,918	61,977
- Paseo Alcorta	132,714	38	-	431	133,183	67,517	(	*)	-	3,811	71,328	61,855	65,197
- Patio Bullrich	171,722	393	-	385	172,500	89,020	(	*)	-	6,049	95,069	77,431	82,702
- Alto NOA	46,500	350	-	31	46,881	26,150	(	*)	-	1,819	27,969	18,912	20,350
- Alto Rosario	100,074	146	-	81	100,301	21,310	(	*)	-	2,440	23,750	76,551	78,764
- Alto Palermo	432,325	220	-	299	432,844	317,651	(	*)	-	16,065	333,716	99,128	114,674
- Mendoza Plaza	136,111	131	-	122	136,364	58,288	(	*)	-	3,423	61,711	74,653	77,823
- Cordoba Shopping – Villa Cabrera	103,075	378	-	113	103,566	37,537	(	*)	-	3,805	41,342	62,224	65,538
- Soleil Factory (Note 8.b))	70,047	1,332	-	433	71,812	3,781	(	*)	-	2,989	6,770	65,042	66,266
Other properties	20,912	1,276	-	782	22,970	3,129	(	*)	-	471	3,600	19,370	17,783
Leasehold improvements	8,029	98	-	-	8,127	7,794	(	*)	-	220	8,014	113	235
Facilities	142	-	-	-	142	69	10		-	7	76	66	73
Furniture, fixture and equipment	29,139	1,010	-	239	30,388	18,543	10		-	2,242	20,785	9,603	10,596
Vehicles	291	-	-	-	291	278	33		-	5	283	8	13
Computer equipment	21,076	1,225	(78)	344	22,567	19,890	33		(6)	705	20,589	1,978	1,186
Software	9,931	422	-	-	10,353	8,762	20		-	641	9,403	950	1,169
Suppliers advances	6,011	8,070	-	(7,044)	7,037	-	-		-	-	-	7,037	6,011
Units to be received Beruti (Note 5)	9,264	-	-	-	9,264	-	-		-	-	-	9,264	9,264
Work in progress:
- Alto Rosario	354	68	(14)	(80)	328	-	-		-	-	-	328	354
- Patio Bullrich	394	781	(5)	28	1,198	-	-		-	-	-	1,198	394
- Paseo Alcorta	1,604	1,514	(30)	156	3,244	-	-		-	-	-	3,244	1,604
- Abasto	2,212	1,075	-	297	3,584	-	-		-	-	-	3,584	2,212
- Alto Avellaneda	2,288	899	(362)	(668)	2,157	-	-		-	-	-	2,157	2,288
- Alto NOA	52	-	-	85	137	-	-		-	-	-	137	52
- Office property	1,382	492	(33)	860	2,701	-	-		-	-	-	2,701	1,382
- Alto Palermo	671	599	(158)	(41)	1,071	-	-		-	-	-	1,071	671
- Mendoza Plaza	803	84	-	11	898	-	-		-	-	-	898	803
- Cordoba Shopping – Villa Cabrera	632	652	-	336	1,620	-	-		-	-	-	1,620	632
- Soleil Factory	2,448	5,116	-	496	8,060	-	-		-	-	-	8,060	2,448
Total as of 03.31.12	1,771,317	28,762	(752)	-	1,799,327	926,590	-		(8)	(1) 61,152	987,734	811,593	-
Total as of 06.30.11	1,693,377	69,338	(662)	9,264	1,771,317	843,344	-		(48)	83,294	926,590	-	844,727
(*)           Depreciation expense is determined using straight-line method over the estimated useful life of each property.
(1)           The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps.135 that are recovered from tenants.

ALTO PALERMO S.A. (APSA)

Intangibles assets
For the nine-month period beginning on July 1, 2011 and ended March 31, 2012 compared with the year ended June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original Values			Amortizations					Net as of 03.31.12	Net as of 06.30.11
	Value as of beginning of year	Decreases	Value as of end of the period/year	Accumulated as of beginning of year	Decreases	Rate %	For the period/year	Accumulated as of end of the period/year
							Amount
Trademarks	907	-	907	610	-	10	62	672	235	297
Total as of 03.31.12	907	-	907	610	-	-	(1) 62	672	235	-
Total as of 06.30.11	13,081	(12,174)	907	4,282	(4,627)	-	955	610	-	297

(1) The amortization charge is disclosed in Exhibit H.

ALTO PALERMO S.A. (APSA)

Investments in shares, bonds and other companies
Unaudited Balance sheets as of March 31, 2012 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

	F.V.	Shares owned	Value recorded as of 03.31.12	Value recorded as of 06.30.11	Issuer’s information
					Last financial statement issued									Interest in common stock
Issuer and type of securities					Main Activity	Legal Address	Date	Common Stock		Income (loss) for the period		Shareholders´ equity
Tarshop S.A. – Equity value (2)	1	26,759,288	45,991	54,088	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	03.31.12	(7)	133,796	(7)	37,164	(7)	241,789	20%
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	25,746	23,707	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	03.31.12		25,054		8,606		49,628	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(131)	(186)
Shopping Neuquén S.A. - Equity value	1	6,256,308	6,644	6,729	Development of Undertakings	Rivadavia 86 3° Floor Of.9 – Neuquén	03.31.12		6,375		(86)		13,081	98.144%
Shopping Neuquén S.A. - Higher investment value			5,312	4,730
Shopping Neuquén S.A. - Irrevocable contributions			6,315	6,315
Fibesa S.A. - Equity Value	1	2,323,125	21,145	17,664	Agent	Moreno 877 - 23º Floor - C.A.B.A.	03.31.12		2,323		14,568		21,145	99.99996%

Panamerican Mall S.A. - Equity Value	1	397,661,435	473,993	458,554	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	03.31.12		497,077		29,300		592,492	80%
Panamerican Mall S.A. - Higher investment value (1)			105,931	108,639

Conil S.A. – Equity Value	1	1,990,829	1,607	1,605	Real estate investments	Lavalle 1290 7° Floor of. 701 – C.A.B.A.	03.31.12		2,043		(88)		1,649	97.46%
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	15,566,206	18,160	8,920	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A	03.31.12		17,652		(1,734)		30,071	88.185%
Arcos del Gourmet S.A. – Irrevocable contributions			8,689	3,028
Arcos del Gourmet S.A. – Higher Investment value			29,388	20,873
Arcos del Gourmet S.A. – Goodwill			6,259	-
Apsamedia S.A. – Equity value (3)	1	34,960,000	25,474	18,786	Consumer finance and credit card, management of administrative, advertising and commercial activities.	Av. Leandro N. Alem 1050 – 9° Floor- C.A.B.A.	03.31.12		36,800		7,056		56,549	95%
Apsamedia S.A. – Irrevocable contributions			29,719	-
TGLT S.A. (4)	1	6,494,873	58,945	56,295	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	-		-		-		-	9.23%
Torodur S.A. – Equity value (6)			(671)	199	Investments	Colonia 810 – Of 403 Montevideo - Uruguay	03.31.12		4,302		(500)		3,520	100%
Torodur S.A. – Irrevocable contributions	1	19,597,039	4,191	356
Nuevo Puerto Santa Fe S.A. – Equity value			9,677	-	Commercial real estate	Ituizaingo 1357 – Santa Fe City – Santa Fe Province	03.31.12		27,750		(242)		29,035	33.33%
Nuevo Puerto Santa Fe S.A. – Goodwill	1	92,500	4,580	-
Advance for purchase of shares (5)			-	1,022			-
Total			887,436	791,796

(1) As of March 31, 2012 and June 30, 2011 includes Ps. 94,547 and Ps. 96,474 corresponding to financial costs, respectively.
(2) See Note 8.i).
(3) See Note 8.k).
(4) Valued at acquisition cost. See Note 8.h).
(5) Customer advances for purchase of Nuevo Puerto Santa Fe´s shares. See Note 8.p) and Exhibit G.
(6) See Note 8.o).
(7) Draft amounts as of March 31, 2012, due to the fact that at the time of the issuance of these financial statements Tarshop had not completed their process of issuing and approval of its financial statements.

ALTO PALERMO S.A. (APSA)

Other investments
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	Value as of 03.31.12	Value as of 06.30.11
Current
Mutual funds in foreign currency (1) (Exhibit G)	47,723	120,590
Mutual funds in local currency (1)	38,189	528
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	1
Total current	85,913	121,119

Non-current
Undeveloped parcels of land:
- Caballito plot of land (Note 10.a))	36,889	36,889
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto	13,188	13,188
- Air Space Soleil Factory (Note 8.b))	6,676	6,676
Other real estate	1,443	1,443
Other investments	56	56
Total non-current	91,201	91,201
Total	177,114	212,320
(1) Includes Ps. 56,070 and Ps. 120,590 as of March 31, 2012 and June 30, 2011, respectively, considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions
For the nine-month period beginning on July 1, 2011 and ended March 31, 2012 compared with the year ended June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Increases		Decreases		Carrying value as of 03.31.12	Carrying value as of 06.30.11
Deducted from assets:
Allowance for doubtful accounts	38,390	(1)	5,987	(2)	(4,425)	39,952	38,390
Allowance for mortgage receivables	2,208		-		-	2,208	2,208
Total as of 03.31.12	40,598		5,987		(4,425)	42,160	-
Total as of 06.30.11	37,143		7,918		(4,463)	-	40,598
Included in liabilities:
Provision for contingencies	9,459		3,169	(3)	(3,222)	9,406	9,459
Total as of 03.31.12	9,459		3,169		(3,222)	9,406	-
Total as of 06.30.11	7,388		4,631		(2,560)	-	9,459

(1)           Corresponds to charges of the period disclosed in Exhibit H.
(2)           Includes Ps. 1,790 correspond to uses and Ps. 2,635 correspond to recoveries. Increases and recoveries are disclosed together with Ps. 73 of debt relief in Exhibit H.
(3)           Ps. 293 correspond to uses and Ps. 2,929 correspond to recovery of provisions, which are disclosed net, in Exhibit H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	03.31.12	03.31.11
Cost of leases and services
Expenses (Exhibit H)	79,689	83,073
Cost of leases and services	79,689	83,073
Cost of others
Inventory as of the beginning of the year (Note 3.d))	62,128	21,915
Purchases of the period	1,183	29,123
Transfers	-	64,150
Decrease	-	(1,189)
Expenses (Exhibit H)	5	8
Gain from recognition of inventories at net realizable value	8,553	11,281
Inventory as of the end of the period (Note 3.d))	(44,191)	(65,213)
Cost of others	27,678	60,075

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities
Unaudited Balance Sheets as of March 31, 2012 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	03.31.12	06.30.11
Assets Current Assets
Cash and banks	USD	15,142	4.339	65,703	5,701
Cash and banks	Euros	14	5.785	80	87
Cash and banks	Pounds	1	6.937	10	10
Other investments, net	USD	10,999	4.339	47,723	120,590
Accounts receivable, net	USD	1,661	4.339	7,205	46,596
Accounts receivable, net	Uruguayan Pesos	351	0.222	78	77
Accounts receivable, net – Related parties	USD	81	4.379	353	151
Other receivables and prepaid expenses, net	USD	591	4.339	2,563	1,150
Other receivables and prepaid expenses, net	Euros	3	5.785	17	17
Other receivables and prepaid expenses net Related parties	USD	8,406	4.379	36,811	51
Total Current Assets				160,543	174,430
Non-Current Assets
Equity Investments	USD	-	-	-	1,022
Accounts receivable, net	USD	525	4.339	2,279	371
Total Non-Current Assets				2,279	1,393
Total Assets as of 03.31.12				162,822	-
Total Assets as of 06.30.11				-	175,823

Liabilities Current Liabilities
Trade accounts payable	USD	1,711	4.379	7,492	7,618
Trade accounts payable – Related parties	USD	134	4.379	586	963
Short-term debt	USD	7,681	4.379	33,633	13,614
Short-term debt – Related parties	USD	652	4.379	2,857	8,464
Customer advances	USD	2,462	4.379	10,783	21,009
Total Current Liabilities				55,351	51,668
Non-Current Liabilities
Long-term debt	USD	118,781	4.379	520,141	487,225
Long-term debt – Related parties	USD	31,739	4.379	138,986	130,515
Customer advances	USD	121	4.379	530	-
Total Non-Current Liabilities				659,657	617,740
Total Liabilities as of 03.31.12				715,008	-
Total Liabilities as of 06.30.11				-	669,408
(1) Exchange rates as of March 31, 2012 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)
For the nine-month periods beginning on July 1, 2011 and 2010 and ended March 31, 2012 and 2011
 (In thousands of Argentine Pesos)
 Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

		Costs						Expenses
Items	Total as of 03.31.12	Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Administrative	Selling	Total as of 03.31.11
Depreciation and amortization	61,079	-	61,079	-	-	-	61,079	-	-	65,269
Taxes, rates, contributions and services	26,600	3	242	28,710	2,907	(31,617)	245	9,556	16,799	20,937
Fees for Directors	26,034	-	-	-	-	-	-	26,034	-	21,394
Parking	10,282	-	10,282	-	-	-	10,282	-	-	8,630
Salaries, bonuses and social security contributions	9,947	-	-	73,318	9,069	(82,387)	-	9,742	205	7,287
Fees and payments for services	6,583	-	-	8,684	-	(8,684)	-	6,583	-	6,182
Expenses and common area maintenance expenses and collective promotion fund	4,675	-	4,675	387	833	(1,220)	4,675	-	-	6,838
Allowance for doubtful accounts	3,425	-	-	-	-	-	-	-	3,425	4,066
Maintenance, repairs, cleaning and securit	3,232	2	2,824	60,394	442	(60,836)	2,826	406	-	1,560
Advertising	3,125	-	-	83	76,991	(77,074)	-	-	3,125	232
Commissions	1,692	-	-	-	-	-	-	-	1,692	957
Rental	869	-	-	2,523	129	(2,652)	-	869	-	701
Bank charges	704	-	-	-	-	-	-	704	-	536
Personnel expenses	456	-	-	3,532	125	(3,657)	-	456	-	579
Regulatory authority expenses	385	-	-	-	-	-	-	385	-	243
Damage, costs and expenses	347	-	347	-	-	-	347	-	-	326
Charge for contingencies (recovery)	240	-	240	-	-	-	240	-	-	1,226
Insurance	236	-	-	954	39	(993)	-	236	-	225
Freight and transportation	124	-	-	902	246	(1,148)	-	124	-	34
Stationery	54	-	-	2,000	82	(2,082)	-	54	-	23
Others	1,315	-	-	784	(8)	(776)	-	1,227	88	788
Other services	-	-	-	873	-	(873)	-	-	-	-
Expenses recovery	-	-	-	(183,144)	(90,855)	273,999	-	-	-	-
Total as of 03.31.12	161,404	5	79,689	-	-	-	79,694	56,376	25,334	-
Total as of 03.31.11	-	8	83,073	-	-	-	83,081	44,504	20,448	148,033

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities
Unaudited Balance Sheet as of March 31, 2012 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	03.31.12							06.30.11
	Other investments, net (6)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (5)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (7)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	-	799	15,400	-	-	-	12,624	-	597	5,205	-	1,242	-	9,548

With term
Past due	-	60,479	-	6,952	100	-	100	-	20,583	-	-	-	-	-
To mature
In three months	85,913	82,092	66,762	58,231	58,265	36,312	44,309	121,119	99,854	43,611	40,637	60,353	62,725	74,904
Between three and six months	-	30,767	11,694	1,715	26,976	4,505	7,545	-	22,401	7,711	12,444	21,190	36,181	71,127
Between six and nine months	-	11,629	11,150	1,672	21,611	11,590	81,569	-	11,947	4,572	4,480	18,368	-	3,118
Between nine and twelve months	-	4,332	6,179	2,681	16,483	10,656	3,867	-	3,545	4,550	6,001	12,984	19,649	1,159
Between one and two years	-	1,926	3,575	16	47,028	894	12,599	-	145	738	47	12,381	-	3,494
Between two and three years	-	243	831	-	23,589	138,336	3,266	-	112	695	-	10,835	129,605	35,874
Between three and four years	-	231	573	-	23,246	-	3,154	-	76	670	-	26,125	-	3,554
In greater than four years	-	304	72	-	4,713	518,001	59,986	-	220	715	-	31,558	485,898	18,124
Total to mature	85,913	131,524	100,836	64,315	221,911	720,294	216,295	121,119	138,300	63,262	63,609	193,794	734,058	211,354
Total with fixed term	85,913	192,003	100,836	71,267	222,011	720,294	216,395	121,119	158,883	63,262	63,609	193,794	734,058	211,354
Total	85,913	192,802	116,236	71,267	222,011	720,294	229,019	121,119	159,480	68,467	63,609	195,036	734,058	220,902

(1) Does not accrue interest, except for Ps. 90 that accrue interest at a variable market rate.
(2) Includes Ps. 6,479 that accrue interest at a variable rate and Ps. 694,794 that accrue interest at a fixed market rate.
(3) Includes Ps. 15 that accrue interest at a variable rate and Ps. 2,663 that accrue interest at a fixed rate.
(4) Corresponds to salaries and social security payable, taxes payable, other liabilities, provisions and dividends payable.
(5) Does not accrue interest.
(6) Includes Ps. 85,911 that accrue interest at a variable market rate.
(7) Includes Ps. 52,491 that accrue interest at a variable rate and Ps. 20,158 that accrue interest at a fixed market rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2012
(In thousands of Argentine Pesos)

1. Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, May 14, 2012 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the nine-month period ended on March 31, 2012.

In millions of Ps.	IIIQ 12	IIIQ 11	YoY Var	9M 12	9M 11	YoY Var
Revenues	205.1	155.2	32.2%	671.6	632.3	6.2%
Operating Income	129.4	89.5	44.6%	435.5	333.6	30.5%
Depreciation and Amortization	28.5	28.6	-0.3%	85.2	88.8	-4.1%
EBITDA1	157.9	118.1	33.7%	520.7	422.3	23.3%
Net Income	65.7	52.5	25.1%	242.1	190.3	27.2%

●
Revenues for the third quarter of fiscal year 2012 increased by 32.2% compared to the same quarter of 2011. This YoY rise is explained mainly by the 28.8% increase in revenues from the shopping center segment. During the first 9 months of fiscal year 2012, a 6.2% increase was observed compared to the same period of the previous fiscal year, explained by lower revenues from the consumer finance segment due to Tarjeta Shopping’s deconsolidation and a fall in the “Other” segment resulting from the sale of the Beruti plot which took place in fiscal year 2011, offset by a 31.4% increase in revenues from shopping centers.

●
The ARS 39.9 million increase (+44.6%) in Operating Income for the third quarter of fiscal year 2012 compared to the same period of 2011 is mainly explained by an ARS 34.6 million increase (+38.8%) in Operating Income from the Shopping Center segment.

●
EBITDA for the third quarter of fiscal year 2012 increased by 33.7% as compared to the same quarter of fiscal year 2011, and EBITDA for the first 9 months of the period grew 23.3%, mostly explained by the Shopping Center segment, whose EBITDA increased by 36.1%, offsetting the fall in the Consumer Finance and Other segments.

●
Net Income for the third quarter of fiscal year 2012 grew by ARS 13.2 million (+25.1%) compared to the third quarter of fiscal year 2011, hand in hand with the increase in Operating Income. During the first nine months of fiscal year 2012, the increase in Net Income was 27.2% compared to the same period of fiscal year 2011, mainly due to higher operating and financial income.

Free translation from the original prepared in Spanish for publication in Argentina

II. Highlights for the first nine months of fiscal year 2012, including references to material events occurred after the end of the period.

Shopping Centers

Shopping centers saw an outstanding growth in the third quarter of fiscal year 2012, continuing with the upward trend observed in previous periods. According to the INDEC, shopping center sales in the City of Buenos Aires and Greater Buenos Aires increased 22.7% in the third quarter of fiscal year 2012 compared to the same period of 2011. This performance ran in parallel with other economic indicators that measure consumption activity. Supermarket sales increased 29.1% during the same period2, accelerating with respect to the YoY increase recorded during the past quarter. There has also been an improvement in access to consumer credit, which according to statistics published by the Argentine Central Bank3, increased 47% compared to the same quarter of the previous year.

Our shopping centers’ performance followed the market trend, showing a YoY increase in revenues of 28.8% for the third quarter of fiscal year 2012. In operating terms, EBITDA grew by 29.6% during the quarter and 36.1% during the 9-month period compared to the same period of the previous fiscal year. This improvement reflects the cost efficiency achieved during the period.

Shopping Centers

In millions of ARS	IIIQ 12	IIIQ 11	YoY var	9M 12	(1)	9M 11	(1)	YoY var
Revenues	196.1	152.2	28.8%	635.3		483.5		31.4%
Operating Income	127.1	91.5	38.9%	421.6		285.1		47.9%
Depreciation and Amortization	28.4	28.6	-0.7%	85.1		87.2		-2.4%
EBITDA	155.6	120.1	29.6%	506.7		372.3		36.1%

	IIIQ 12	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11
Total Leasable Area (sqm)(2)	307,685	308,597	307,233	299,326	299,130	299,130
Tenants’ Sales (ARS million, 12-month cumulative)	9,393	8,975	8,316	7,766	6,856	6,277
Tenants’ Sales in the same Shopping Centers (ARS million, 12-month cumulative)(3)	9,056	8,689	7,027	6,577	5,868	5,411
Occupancy(4)	97.76%	97.70%	97.70%	97.30%	97.30%	97.60%

(1)	9 months as of March 31 of each year.
(2)	As of period-end.
(3)	Does not include “Soleil” or “Ribera Shopping” Shopping Centers.
(4)	As of period-end. Percentage over total leasable area.

During the third quarter of fiscal year 2012, our shopping center tenant sales amounted to ARS 2,087 million (a 25.1% increase as compared to the same period of the previous year). The highest growth rates were experienced by our shopping centers in the interior of the country, in particular Córdoba Shopping and Alto Rosario, where improvements and changes of tenants have been made, thus boosting these shopping centers’ sales. As concerns the City of Buenos Aires and Greater Buenos Aires, Dot Baires Shopping and Soleil have been the main drivers of growth, in the first case because of its maturity stage and in the second one due to the reform works in progress.

1 EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:
• it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
• it does not reflect changes in, or cash requirements for, our working capital needs;
• it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
• it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
• it reflects the effect of non-recurring expenses, as well as investing gains and losses;
• it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
• other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.
2 Source: INDEC
3 Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar

Free translation from the original prepared in Spanish for publication in Argentina

The EBITDA/Revenue margin for the first nine months of fiscal year 2012 was around 80%, showing a 3% increase as compared to the same period of the previous fiscal year.
Total portfolio occupancy remains at high levels, near 98%. In the shopping centers of the City of Buenos Aires, the vacancy rate is almost zero, with a strong demand for rental space. In the provinces, where sales have experienced a strong growth in the last years, the occupancy rate has increased in line with the business levels. Without considering Shopping Soleil, which is in the process of redistributing stores in order to optimize its performance, portfolio occupancy would reach almost 99%.

Operating Data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leasable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value (In thousands of ARS)[3]
Alto Palermo	nov-97	18,617	143	100.0%	99.4%	99,128
Abasto Shopping[4]	jul-94	37,732	174	100.0%	99.7%	146,492
Alto Avellaneda	nov-97	36,960	140	100.0%	95.8%	55,918
Paseo Alcorta	jun-97	14,086	111	100.0%	100.0%	61,855
Patio Bullrich	oct-98	11,742	83	100.0%	100.0%	77,431
Alto Noa Shopping	mar-95	19,001	92	100.0%	98.6%	18,912
Buenos Aires Design	nov-97	13,777	62	53.7%	96.9%	7,035
Alto Rosario Shopping[5]	nov-94	28,646	146	100.0%	98.0%	76,551
Mendoza Plaza Shopping	dec-94	40,673	148	100.0%	94.4%	74,653
Córdoba Shopping	dec-06	15,193	107	100.0%	99.5%	62,224
Dot Baires Shopping	may-09	49,527	152	80.0%	99.5%	522,130
Soleil[6]	jul-10	14,012	69	100.0%	92.7%	65,042
La Ribera Shopping [7]	aug-11	7,719	49	50.0%	96.5%	12,110
Neuquén[8]	jul-99	N/A	-	98.1%	N/A	7,444
Total Shopping Centers		307,685	1,476		97.8%	1,286,925

[1] Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[4] Excludes Museo de los Niños (3,732 m2).
[5] Excludes Museo de los Niños (1,261 m2).
[6] APSA took possession of this Shopping Center on July 1, 2010.
[7] APSA took possession of this Shopping Center on August 15, 2011.
[8] Land for the development of a Shopping Center.

Free translation from the original prepared in Spanish for publication in Argentina

	Accumulated tenants’ sales as of March 31 (9 months) for the fiscal periods (In millions of ARS)
Shopping Center	2012	2011	2010
Alto Palermo	945	792	628
Abasto Shopping	1,113	885	654
Alto Avellaneda	1,054	821	614
Paseo Alcorta	482	375	299
Patio Bullrich	366	312	244
Alto Noa Shopping	365	275	202
Buenos Aires Design	169	136	103
Alto Rosario Shopping	587	426	288
Mendoza Plaza Shopping	668	523	384
Córdoba Shopping	245	170	118
Dot Baires Shopping	921	706	537
Soleil [1]	186	140	0
La Ribera Shopping [2]	87	0	0
Total	7,188	5,561	4,071
[1] APSA took possession of this Shopping Center on July 1, 2010
[2] APSA took possession of this Shopping Center on August 15, 2011

	Accumulated tenants’ sales as of March 31 (9 months) for the fiscal periods (In millions of ARS)
Type of Business	2012	2011	2010
Anchor Store	518	402	308
Clothes and Footwear	3,493	2,659	1,938
Entertainment	250	191	132
Home	1,309	1,080	798
Restaurant	688	516	362
Miscellaneous	890	682	508
Services	40	31	25
Total	7,188	5,561	4,071

Free translation from the original prepared in Spanish for publication in Argentina

Shopping Center	Accumulated Rental Income as of March 31 (9 months) for the fiscal periods [1] (In millions of ARS)
	2012	2011	2010
Alto Palermo	109,287	86,230	70,881
Abasto Shopping	109,304	86,113	65,384
Alto Avellaneda	71,909	54,727	42,552
Paseo Alcorta	45,861	37,334	31,584
Patio Bullrich	39,939	32,650	27,160
Alto Noa Shopping	18,970	14,024	9,986
Buenos Aires Design	14,595	12,594	10,951
Alto Rosario Shopping	42,004	29,805	22,055
Mendoza Plaza Shopping	35,324	26,120	18,916
Córdoba Shopping	18,838	13,500	9,473
Dot Baires Shopping [6]	72,996	54,500	47,928
Soleil [2]	14,002	9,642	0
La Ribera Shopping [5]	2,761	0	0
Neuquén [3]	0	0	0
Fibesa and Other [4]	33,711	24,978	18,102
Total	629,501	482,217	374,972

[1] Corresponds to total consolidated leases.
[2] APSA took possession of this Shopping Center on July 1, 2010.
[3] Land for the development of a Shopping Center.
[4] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[5] APSA took possession of this Shopping Center on August 15, 2011.
[6] Excludes revenues from office space.

	Accumulated as of March 31 for the fiscal periods (In thousands of ARS)
Revenues	2012	2011	2010
Base Rent [1]	285,243	227,513	190,116
Percentage Rent [2]	153,990	109,304	64,792
Total Rent	439,233	336,817	254,908

Admission Rights [3]	63,860	52,581	46,614
Stands’ Rent	48,838	35,879	29,017
Parking	31,867	23,473	18,054
Others [4]	45,703	33,467	26,379
Total Revenues	629,501	482,217	374,972
[1] Guaranteed minimum value. [2] Corresponds to revenues based on our tenants’ gross sales.
[3] Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease. [4] Does not include rental income from DOT Baires building (ARS 5,802).

Free translation from the original prepared in Spanish for publication in Argentina

III. Others

In the third quarter of fiscal year 2012, the synthetic indicator of the construction business measured by the INDEC (ISAC) grew 3.5% as compared to the same period of 2011. On the other hand, construction permits granted showed a YoY increase of 12% during the period, accelerating with respect to the previous quarter and reaching 1,832,284 sqm. This trend in the level of permits would show that the construction business will maintain its growth rate during the coming periods.

 Construction Permits

Torres Rosario Project

APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At March 31, 2012, 2 of the plots had been bartered (plots 2-G and 2-H). As consideration for the barter of parcel 2-G totaling a surface area of 10,128 sqm for sale, APSA will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking spaces in compliance with the barter agreement. These units are already for sale since May. Barter of parcel 2-H represents 14,500 total square meters for sale, out of which 3,188 square meters represent performance of the barter agreement. This surface area is equivalent to 42 apartments and 42 parking spaces.

Condominios del Alto I (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. As of March 31, 2012, the project was completed, with 8 apartments and 8 parking spaces available for sale for an approximate value of US$ 2.45 million.

Condominios del Alto II (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. Out of the 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces which are available for sale for a total of US$ 8,591,456, as of March 31, 2012, there are 23 apartments, 32 parking spaces and 5 storage spaces pending sale for a total approximate amount of US$ 7.02 million.

Free translation from the original prepared in Spanish for publication in Argentina

IV. Financial and Other Transactions
Consolidated Financial Debt as of March 31, 2012

Description	Issue Currency	Outstanding Amount (In USD)3	Rate	Maturity
Short-term Debt	ARS	1,564,284	Variable	< 7 days
APSA’s Series II Notes due 20121	ARS	5,024,631	11.00%	Jun-12
APSA’s Series I Notes due 20172	USD	120,000,000	7.88%	May-17
Other Debt	USD	16,895,736	-	-
Total APSA’s Debt4		143,484,651
1 As of March 31, 2012 IRSA had a face value of USD 15.1 million and APSA had repurchased a face value of USD 4.8 million.
2 As of March 31, 2012 APSA had repurchased USD 10.0 million.
3 Principal face value in USD at an exchange rate of 4.3970 ARS = 1 USD, without considering elimination of balances with subsidiaries.
4 APSA does not include Convertible Notes due 2014. Outstanding principal amount: USD 31,746,502.

Subsequent Events

Call to General Ordinary Shareholders’ Meeting

Dividend Payment

By resolution of its Board of Directors dated April 23, 2012, the Company has decided to call a General Ordinary Shareholders’ Meeting to be held on May 23, 2012. in order to consider the payment of a ARS 177 million cash dividend, considering as basis for its calculation the quarterly balance sheet as of December 31, 2011, among other matters.

Increase in the stake of IRSA Inversiones y Representaciones Sociedad Anónima in Alto Palermo

On April 10, 2012, IRSA has increased its stake in APSA from 94.87% to 95.57%. having almost total control of the company.

Free translation from the original prepared in Spanish for publication in Argentina

V. Brief comment on prospects for the next quarter

For the first nine months of fiscal year 2012, shopping centers have maintained their annual growth rates, with tenant turnover levels of more than 20% and almost zero vacancy rates. The shopping centers in the City of Buenos Aires that have been recently opened or remodeled, such as Dot Baires Shopping and Soleil Outlet Premium, have continued to exhibit the highest growth rates. As concerns the interior of Argentina, two noteworthy developments have been the refurbishment of the food court of our shopping center in Córdoba, that has boosted sales, and the performance of Alto Rosario shopping center in the province of Santa Fe, which has managed to position itself as top seller in the city, in a highly competitive context.

Prospects for the next quarter and the closing of fiscal year 2012 are positive, in line with the growth observed in the business during the past periods. Greater Buenos Aires and the interior of Argentina will continue to drive growth, as their market potential is still untapped, and with respect to the City of Buenos Aires we expect to undertake expansion and remodeling works in several of our shopping centers, in line with the higher demand for space and scarce availability observed.

As concerns new investments, we are making progress in the construction works of the Espacio Urbano project, in the area of Palermo, which features an open space and luring gastronomic proposals to bolster the commercial areas. In addition, we have continued with the restyling of our Soleil shopping center, purchased in July 2010, so as to position it as the first Premium Outlet in Argentina. Apart from the tenant mix change which has increased turnover levels of our tenants, we expect to make improvement works in the food court area in the short term in order to optimize the shopping center’s rental prices per sqm.

We will also continue to work as we have done until now in the improvement of services at our shopping centers, with the main goal of maintaining occupancy levels at 100%, increasing the number of visitors to our shopping centers and improving our brands’ turnover. In this sense, we will continue to partner with financial institutions in the promotion of credit card sales, which have proved to be very effective in terms of sales and have been favorably received by the public in inflationary contexts such as the current one.

ALTO PALERMO S.A. (APSA)

2. Consolidated Shareholders’ equity structure as compared with the four previous years.

	03.31.12	(1)	03.31.11	(1)	03.31.10	(1)	03.31.09	(1)	03.31.08
Current Assets	633,559		604,388		546,874		443,641		605,660
Non-Current Assets	1,818,911		1,857,681		1,921,022		1,858,525		1,545,762
Total	2,452,470		2,462,069		2,467,896		2,302,166		2,151,422

Current Liabilities	453,553		675,920		594,778		585,151		419,190
Non-Current Liabilities	816,837		813,874		943,496		857,638		807,440
Subtotal	1,270,390		1,489,794		1,538,274		1,442,789		1,226,630
Minority interest	144,055		135,647		129,926		109,911		87,214
Shareholders´ Equity	1,038,025		836,628		799,696		749,466		837,578
Total	2,452,470		2,462,069		2,467,896		2,302,166		2,151,422

(1) Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

3. Consolidated income structure as compared with the same period of the four previous years.

	03.31.12	03.31.11 (1)	03.31.10 (1)	03.31.09 (1)	03.31.08 (1)
Operating income	435,534	333,578	229,897	26,896	148,556
Equity investments	7,906	6,061	-	-	(14)
Amortization of goodwill, net	1,603	535	(1,226)	(799)	(1,805)
Financial results, net	(52,701)	(76,755)	(77,044)	(91,800)	(15,052)
Other income (expenses), net	(2,323)	9,704	(2,063)	322	3,979
Income (loss) before taxes and minority interest	390,019	273,123	149,564	(65,381)	135,664
Income tax	(138,160)	(78,317)	(55,941)	14,526	(64,062)
Minority interest	(9,772)	(4,553)	(3,785)	12,403	(2,210)
Net income (loss) for the period	242,087	190,253	89,838	(38,452)	69,392

(1) Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

ALTO PALERMO S.A. (APSA)

4. Statistical data as compared with the same period of the four previous years.

Not applicable.

5.           Key ratios as compared with the four previous years.

	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Liquidity

Current assets	633,559	604,388	546,874	443,641	605,660
Current liabilities	453,553	675,920	594,778	585,151	419,190

Ratio	1.40	0.89	0.92	0.76	1.44

Debt

Total liabilities	1,270,390	1,489,794	1,538,274	1,442,789	1,226,630
Shareholders´ Equity	1,038,025	836,628	799,696	749,466	837,578

Ratio	1.22	1.78	1.92	1.93	1.46

Solvency

Shareholders´ Equity	1,038,025	836,628	799,696	749,466	837,578
Total liabilities	1,270,390	1,489,794	1,538,274	1,442,789	1,226,630

Ratio	0.82	0.56	0.52	0.52	0.68

Non-Current Assets to total Assets

Non-Current Assets	1,818,911	1,857,681	1,921,022	1,858,525	1,545,762
Total Assets	2,452,470	2,462,069	2,467,896	2,302,166	2,151,422

Ratio	0.74	0.75	0.78	0.81	0.72

Profitability

Net income (loss) for the period	242,087	190,253	89,838	(38,452)	69,392
Average shareholders’ equity	972,489	832,794	782,777	798,811	830,743

Ratio	0.25	0.23	0.115	(0.048)	0.084

6.           Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

7. Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. On the other hand, as it was provided, the Company has finished the initial diagnose process of regulatory differences and is evaluating the necessaries changes in the process and systems to adequate them to the new requirements as well as the various possible alternatives for the valuation and/or presentation of some components in the financial statements.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors to date has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the
Buenos Aires Stock Exchange Regulations
Unaudited Balance Sheet as of March 31, 2012

1. Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2. Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Unaudited Consolidated Financial Statements and Note 8.i) to the Unaudited Basic Financial Statements).

3. Classification of receivables and liabilities.

a) Past due receivables:

	03.31.12	12.31.11	09.30.11	06.30.11	Total
Accounts receivable, net	47,496	12,861	122	-	60,479

b) Past due payable:

	03.31.12	12.31.11	09.30.11	06.30.11	Total
Trade accounts payable	6,815	137	-	-	6,952
Other liabilities	100	-	-	-	100
Customer advances	100	-	-	-	100

c)           Receivables and liabilities with no fixed term:

03.31.12
Accounts receivable, net	799
Other receivables and prepaid expenses, net	15,400
Provisions	9,406
Other liabilities	90
Dividends payable	3,128

ALTO PALERMO S.A. (APSA)

3.         (Continued)

d)           Current receivables to mature:

	06.30.12	09.30.12	12.31.12	03.31.13	Total
Accounts receivable, net	82,092	30,767	11,629	4,332	128,820
Other receivables and prepaid expenses, net	66,762	11,694	11,150	6,179	95,785

e)               Non-current receivables to mature:

	03.31.14	03.31.15	03.31.16	03.31.17	Total
Accounts receivable, net	1,926	243	231	304	2,704
Other receivables and prepaid expenses, net	3,575	831	573	72	5,051

f) Current liabilities to mature:

	06.30.12	09.30.12	12.31.12	03.31.13	Total
Trade accounts payable	58,231	1,715	1,672	2,681	64,299
Customer advances	58,265	26,976	21,611	16,483	123,335
Short-term debt	36,312	4,505	11,590	10,656	63,063
Salaries and social security payable	4,268	6,296	-	2,796	13,360
Taxes payable	24,300	865	74,139	699	100,003
Other liabilities	15,741	384	7,430	372	23,927

g) Non-current liabilities to mature:

	03.31.14	03.31.15	03.31.16	03.31.17	Total
Trade accounts payable	16	-	-	-	16
Customer advances	47,028	23,589	23,246	4,713	98,576
Long-term debt	894	138,336	-	518,001	657,231
Taxes payable	2,984	2,877	2,888	8,675	17,424
Other liabilities	9,615	389	266	51,311	61,581

ALTO PALERMO S.A. (APSA)

4.         Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	182,462
Foreign currency	(1)	7,636

Non-current
Local currency	(1)	425
Foreign currency	(1)	2,279

(1) Does not accrue interest, except for Ps. 90 that accrue interest at a variable market rate.

b) Other receivables and prepaid expenses, net:

Current
Local currency	(1)	59,219
Foreign currency	(1)	39,391

Non-current
Local currency	(1)	17,626

(1) Includes Ps. 2,663 that accrue interest at a fixed rate and Ps. 15 that accrue interest at a variable market rate.

c) Trade accounts payable:

Current
Local currency	(1)	63,173
Foreign currency	(1)	8,078

Non-current
Local currency	(1)	16

(1) Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.         (Continued)

d) Customer advances:

		Ps.
Current
Local currency	(1)	112,652
Foreign currency	(1)	10,783

Non-current
Local currency	(1)	98,046
Foreign currency	(1)	530

(1)                      Does not accrue interest.

e) Short-term and long-term debt:

Current
Local currency	(1)	26,573
Foreign currency	(1)	36,490

Non-current
Foreign currency	(1)	659,127
Local currency		(1,896)

(1)                      Includes Ps. 6,479 that accrue interest at a variable rate and Ps. 694,794 that accrue interest at a fixed market rate.

f) Salaries and social security payable:

Current
Local currency	(1)	13,360

(1) Does not accrue interest.

g) Taxes payable:

Current
Local currency	(1)	100,003

Non-current
Local currency	(1)	17,424

(1)                      Does not accrue interest, except for Ps. 20,158 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.         (Continued)

h) Other liabilities:

		Ps.
Current
Local currency	(1)	24,104

Non-current
Local currency	(1)	61,594

(1)                      Does not accrue interest, except for Ps. 52,491 that accrue interest at a variable rate.

i) Provisions:

Non-current
Local currency	(1)	9,406

(1)                      Does not accrue interest.

j) Dividends payable:

Current
Local currency	(1)	3,128

(1)                      Does not accrue interest.

5. Related parties.

See Note 5 and Exhibit C to the Unaudited Basic Financial Statements.

6. Loans to directors.

See Note 5.

7. Physical inventories of stock.

See Note 2.3 to the Unaudited Basic Financial Statements.

8. Current values.

See Notes 2.2 and 2.3 to the Unaudited Basic Financial Statements.

ALTO PALERMO S.A. (APSA)

9. Appraisal revaluation of assets.

See Note 2.4 to the Unaudited Basic Financial Statements.

10. Obsolete unused fixed assets.

None.

11. Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12. Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13. Insured assets.

Insured assets	Insured amounts	Accounting Value	Risk covered
Abasto	124,659	146,492	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	122,060	99,128	Fire, full risk and dismissed profit
Mendoza Plaza	41,499	74,653	Fire, full risk and dismissed profit
Paseo Alcorta	51,337	61,855	Fire, full risk and dismissed profit
Alto Avellaneda	87,976	55,918	Fire, full risk and dismissed profit
Alto Rosario	49,183	76,551	Full risk, construction and assembly.
Patio Bullrich	44,594	77,431	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	21,692	62,224	Fire, full risk and dismissed profit
Alto Noa	22,443	18,912	Fire, full risk and dismissed profit
Soleil Factory	16,039	65,042	Fire, full risk and dismissed profit
Patio Olmos	175	32,949	Fire, full risk and dismissed profit
Unique policy	15,000	-	Civil responsibility.

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14. Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15. Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16. Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaidcumulated dividends on preferred shares.

Not applicable.

18. Restrictions on distribution of profits.

See Note 13 to Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, May 14, 2012.

Saul Zang Vice-President I acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1. We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2012 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2012 and 2011 and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2012 and 2011, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the Company´s financial position, the results of its operations, changes in its shareholders´equity and cash flow, or on its consolidated financial statements.

3. Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2011 and 2010, on which we issued our unqualified report on September 8, 2011, we report that:

a) the financial statements of Alto Palermo S.A. (APSA) at March 31, 2012 and 2011 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

b)           the comparative information at June 30, 2011 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4. In accordance with current regulations we report that:

a)           the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)           the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)           we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d) at March 31, 2012, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,512,012, which was not claimable at that date.

Autonomous City of Buenos Aires, May 14, 2012.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: June 22, 2012